Exhibit 99.1

Consolidated Financial Statements

StoneCo Ltd.

December 31, 2023 and 2022 and the three years ended December 31, 2023 with report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment of Goodwill - Software cash generating unit

Description of the Matter

The Company performs goodwill impairment testing at the cash generating unit level annually or more frequently if it observes an indication that a potential impairment exists. As discussed in note 11.4 to the consolidated financial statements, as of December 31, 2023 the Company's goodwill related to the Software cash generating unit amounted to R$ 5,147,296 thousand.

Auditing the Company’s Software cash generating unit impairment test was complex and subjective due to the estimation required in determining the value in use of the Software cash generating unit utilizing a discounted cash flows model. As discussed in note 11.4 to the consolidated financial statements, the discounted cash flow model uses certain key assumptions in determining the value in use of a cash generating unit, including the pre-tax discount rate, the average free cash flow to equity, the average annual growth rate and the perpetuity growth rate. The pre-tax discount rate was particularly sensitive to the impairment test calculation.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment testing process for the Software cash generating unit, including controls over management’s review of the key assumptions used in the discounted cash flow model, including the review of the pre-tax discount rate considering its sensitivity on the model, as well as the controls over the completeness and accuracy of the data used in the value in use determination.

To test management’s estimated value in use of the Software cash generating unit, we performed audit procedures that included, among others, involving our valuation specialists to assess the valuation methodology used by the Company, as well as to support the evaluation and testing of the key assumptions. For example, we along with the valuation specialists compared each of the key assumptions mentioned above with economic, market and industry (peer) data, as well as performed independent sensitivity analyses over each of the key assumptions. We also tested, with the support of the valuation specialists, the completeness and accuracy of the underlying data used by the Company in its goodwill impairment testing.

We also assessed the adequacy of the Company`s related disclosures in note 11.4 to the consolidated financial statements with respect to the Software cash generating unit impairment test of goodwill.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

March 15, 2024

StoneCo Ltd.

Consolidated Statement of Financial Position

As of December 31, 2023 and 2022

(In thousands of Brazilian Reais)

	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	5.2	2,176,416	1,512,604
Short-term investments	6.3	3,481,496	3,453,772
Financial assets from banking solutions	6.7	6,397,898	3,960,871
Accounts receivable from card issuers	6.4.1	23,895,512	20,694,523
Trade accounts receivable	6.5.1	459,947	484,722
Loans operations portfolio	6.6	209,957	—
Recoverable taxes	8	146,339	150,956
Derivative financial instruments	6.9	4,182	36,400
Other assets	7	380,854	365,355
		37,152,601	30,659,203
Non-current assets
Long-term investments	6.3	45,702	214,765
Accounts receivable from card issuers	6.4.1	81,597	54,334
Trade accounts receivable	6.5.1	28,533	37,324
Loans operations portfolio	6.6	40,790	—
Receivables from related parties	13.1	2,512	10,053
Deferred tax assets	9.4	664,492	679,971
Other assets	7	137,508	206,526
Investment in associates		83,010	109,754
Property and equipment	10.3	1,661,897	1,641,178
Intangible assets	11.3	8,794,919	8,632,332
		11,540,960	11,586,237

Total assets		48,693,561	42,245,440

Liabilities and equity
Current liabilities
Deposits from banking customers	6.7	6,119,455	4,023,679
Accounts payable to clients	6.1.2.2	19,163,672	16,578,738
Trade accounts payable		513,877	596,044
Borrowings and financing	6.8.1	1,374,766	1,847,407
Obligations to FIDC quota holders	6.8.1	505,231	975,248
Labor and social security liabilities	20.5	515,749	468,599
Taxes payable	12	514,299	329,105
Derivative financial instruments	6.9	316,171	209,714
Other liabilities		119,526	145,605
		29,142,746	25,174,139
Non-current liabilities
Accounts payable to clients	6.1.2.2	35,455	35,775
Borrowings and financing	6.8.1	3,639,215	2,728,470
Deferred tax liabilities	9.4	546,514	500,247
Provision for contingencies	14.3	208,866	210,376
Labor and social security liabilities	20.5	34,301	35,842
Other liabilities		410,504	610,567
		4,874,855	4,121,277

Total liabilities		34,017,601	29,295,416

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	14,056,484	13,818,819
Treasury shares	15.3	(282,709)	(69,085)
Other comprehensive income	15.5	(320,449)	(432,701)
Retained earnings (accumulated losses)		1,168,862	(423,203)
Equity attributable to controlling shareholders		14,622,264	12,893,906
Non-controlling interests		53,696	56,118
Total equity		14,675,960	12,950,024

Total liabilities and equity		48,693,561	42,245,440

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Profit or Loss

Years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2023	2022	2021

Net revenue from transaction activities and other services	17.3	3,309,765	2,617,407	1,626,853
Net revenue from subscription services and equipment rental	17.3	1,824,956	1,760,915	1,071,932
Financial income	17.3	6,229,303	4,638,022	1,877,683
Other financial income	17.3	690,979	572,601	247,293
Total revenue and income		12,055,003	9,588,945	4,823,761

Cost of services	18	(2,982,758)	(2,669,752)	(1,713,828)
Administrative expenses	18	(1,188,869)	(1,121,357)	(813,341)
Selling expenses	18	(1,698,275)	(1,511,241)	(1,012,544)
Financial expenses, net	19	(3,999,465)	(3,514,739)	(1,269,058)
Mark-to-market on equity securities designated at FVPL	18	30,574	(853,056)	(1,264,213)
Other income (expenses), net	18	(241,213)	(302,501)	(185,894)
Total expenses		(10,080,006)	(9,972,646)	(6,258,878)

Loss on investment in associates		(4,179)	(3,589)	(10,437)
Profit (loss) before income taxes		1,970,818	(387,290)	(1,445,554)

Current income tax and social contribution	9.3	(345,813)	(292,172)	(171,621)
Deferred income tax and social contribution	9.3	(24,585)	153,066	239,827
Net income (loss) for the year		1,600,420	(526,396)	(1,377,348)

Net income (loss) attributable to:
Controlling shareholders		1,592,065	(519,417)	(1,358,813)
Non-controlling interests		8,355	(6,979)	(18,535)
		1,600,420	(526,396)	(1,377,348)

Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	5.09	(1.67)	(4.40)
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	4.74	(1.67)	(4.40)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Other Comprehensive Income (loss)

Years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais)

	Notes	2023	2022	2021

Net income (loss) for the year		1,600,420	(526,396)	(1,377,348)

Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers		98,283	(253,181)	(303,157)
Tax on changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(33,414)	86,081	103,073
Exchange differences on translation of foreign operations		(24,073)	(30,544)	4,651
Changes in the fair value of cash flow hedge	6.9.1	64,146	(207,222)	(54,144)
Unrealized loss on cash flow hedge - highly probable future imports		—	—	1,512

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Net monetary position in hyperinflationary economies		4,316	5,384	2,481
Changes in the fair value of equity instruments designated at fair value	6.3(b)	1,912	(6,971)	216,466

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:

Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation		257	5,383	—
Other comprehensive income (loss) for the year, net of tax		111,427	(401,070)	(29,118)

Total comprehensive income (loss) for the year, net of tax		1,711,847	(927,466)	(1,406,466)

Total comprehensive income (loss) attributable to:
Controlling shareholders		1,704,317	(916,326)	(1,389,603)
Non-controlling interests		7,530	(11,140)	(16,863)
Total comprehensive income (loss) for the year, net of tax		1,711,847	(927,466)	(1,406,466)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Changes in Equity

Years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais)

		Attributable to controlling shareholders
			Capital reserve
	Note	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total

Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Loss for the year		—	—	—	—	—	—	—	—	(1,358,813)	(1,358,813)	(18,535)	(1,377,348)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(30,790)	—	(30,790)	1,672	(29,118)
Total comprehensive income		—	—	—	—	—	—	—	(30,790)	(1,358,813)	(1,389,603)	(16,863)	(1,406,466)
Repurchase of shares		—	—	—	—	—	—	(988,824)	—	—	(988,824)	—	(988,824)
Issuance of shares for purchased non-controlling interests		1	517,740	(209,330)	—	—	308,410	—	—	—	308,411	(77,911)	230,500
Issuance of shares for business combination		—	—	619,362	—	24,365	643,727	—	—	—	643,727	—	643,727
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	50,252	50,252
Share-based payments		—	—	—	—	133,121	133,121	—	—	—	133,121	33	133,154
Transaction costs from subsidiaries		—	—	(23,848)	—	—	(23,848)	—	—	—	(23,848)	—	(23,848)
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	(1,219)	(1,219)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(2,967)	(2,967)
Cash proceeds from non-controlling interest		—	—	—	—	—	—	—	—	—	—	893	893
Others		—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of December 31, 2021		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Loss for the year		—	—	—	—	—	—	—	—	(519,417)	(519,417)	(6,979)	(526,396)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(396,909)	—	(396,909)	(4,161)	(401,070)
Total comprehensive income		—	—	—	—	—	—	—	(396,909)	(519,417)	(916,326)	(11,140)	(927,466)
Transaction costs from subsidiaries		—	—	—	—	—	—	—	—	—	—	(60)	(60)
Equity transaction related to put options over non-controlling interest		—	—	—	—	(78,289)	(78,289)	—	—	—	(78,289)	3,849	(74,440)
Share-based payments		—	—	—	—	189,003	189,003	—	—	—	189,003	47	189,050
Shares delivered under share-based payment arrangements		—	—	(34,315)	—	(88,264)	(122,579)	122,579	—	—	—	—	—
Treasury shares - Delivered on business combination and sold		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction with non-controlling interests		—	—	(6,792)	—	—	(6,792)	—	—	—	(6,792)	(23,757)	(30,549)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,601)	(3,601)
Others		—	—	—	—	—	—	—	—	—	—	6	6
Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the year		—	—	—	—	—	—	—	—	1,592,065	1,592,065	8,355	1,600,420
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	112,252	—	112,252	(825)	111,427
Total comprehensive income		—	—	—	—	—	—	—	112,252	1,592,065	1,704,317	7,530	1,711,847
Repurchase of shares	15.3	—	—	—	—	—	—	(292,745)	—	—	(292,745)	—	(292,745)
Equity transaction related to put options over non-controlling interest		—	—	—	—	89,475	89,475	—	—	—	89,475	(3,904)	85,571
Share-based payments		—	—	(25,851)	—	226,713	200,862	25,851	—	—	226,713	(114)	226,599
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(5,983)	(5,983)
Others		—	—	—	—	(208)	(208)	—	—	—	(208)	—	(208)
Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Cash Flows

Years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais)

	Notes	2023	2022	2021
Operating activities
Net income (loss) for the year		1,600,420	(526,396)	(1,377,348)
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	10.4	878,181	800,326	507,369
Deferred income tax and social contribution	9.3	24,585	(153,066)	(239,827)
Loss on investment in associates		4,179	3,589	10,437
Accrued interest, monetary and exchange variations, net		(195,419)	(382,707)	(735,125)
Provision for contingencies	14.3	5,825	18,849	4,263
Share-based payments expense		251,239	213,076	113,169
Allowance for expected credit losses	6.4.2/ 6.5.2/6.6	160,195	88,572	71,972
Loss on disposal of property, equipment and intangible assets	22.5	66,200	25,347	136,104
Effect of applying hyperinflation accounting		3,652	3,852	2,040
Loss on sale of subsidiary		10,926	20,308	12,746
Fair value adjustment in financial instruments at FVPL	22.1	96,563	1,179,547	2,570,418
Fair value adjustment in derivatives		20,320	90,821	104,979
Remeasurement of previously held interest in subsidiary acquired		—	—	(15,848)
Others		1,168	—	—
Working capital adjustments:
Accounts receivable from card issuers		32,304	740,190	(2,993,411)
Receivables from related parties		20,343	12,912	1,050
Recoverable taxes		138,987	261,867	(238,127)
Prepaid expenses		41,310	152,966	(260,090)
Trade accounts receivable, banking solutions and other assets		205,105	707,521	244,181
Loans operations portfolio		(312,808)	—	—
Accounts payable to clients		(3,382,075)	(3,633,937)	4,276,349
Taxes payable		169,827	137,825	247,399
Labor and social security liabilities		19,284	171,293	(17,388)
Payment of contingencies	14.3	(34,012)	(9,799)	(10,180)
Trade accounts payable and other liabilities		(80,024)	323,619	40,768
Interest paid		(749,366)	(430,398)	(299,666)
Interest income received, net of costs	22.4	2,766,933	2,058,650	1,578,870
Income tax paid		(116,134)	(191,142)	(128,202)
Net cash provided by in operating activities		1,647,708	1,683,685	3,606,902

Investing activities
Purchases of property and equipment	22.5	(736,244)	(417,733)	(1,082,990)
Purchases and development of intangible assets	22.5	(474,053)	(305,512)	(215,681)
Acquisition of subsidiary, net of cash acquired		—	(69,837)	(4,737,410)
Sale of subsidiary, net of cash disposed of		—	(4,325)	(36)
Proceeds from (acquisition of) short-term investments, net		181,611	(1,222,364)	5,370,958
Acquisition of equity securities		—	(15,000)	(2,480,003)
Proceeds from disposal of long-term investments – equity securities		220,520	183,518	209,324
Proceeds from the disposal of non-current assets	22.5	536	27,008	100
Payment for interest in associates and subsidiaries acquired		(37,806)	(46,897)	(41,459)
Net cash used in investing activities		(845,436)	(1,871,142)	(2,977,197)

Financing activities
Proceeds from borrowings	6.8.2	5,181,619	3,499,986	11,700,297
Payment of borrowings	6.8.2	(4,489,681)	(5,009,769)	(7,252,226)
Payment to FIDC quota holders	6.8.2	(1,032,503)	(1,250,000)	(2,767,552)
Proceeds from FIDC quota holders		564,752	—	584,191
Payment of principal portion of lease liabilities	6.8.2	(72,815)	(99,829)	(83,610)
Repurchase of own shares		(292,745)	—	(988,824)
Sale of own shares		—	53,406	—
Acquisition of non-controlling interests		(1,440)	(325)	(1,265)
Transaction with non-controlling interests		—	—	230,500
Dividends paid to non-controlling interests		(5,983)	(3,601)	(2,967)
Cash proceeds from non-controlling interest		—	—	893
Net cash (used in) provided by financing activities		(148,796)	(2,810,132)	1,419,437

Effect of foreign exchange on cash and cash equivalents		10,336	14,548	(487)
Change in cash and cash equivalents		663,812	(2,983,041)	2,048,655

Cash and cash equivalents at beginning of year	5.2	1,512,604	4,495,645	2,446,990
Cash and cash equivalents at end of year	5.2	2,176,416	1,512,604	4,495,645
Change in cash and cash equivalents		663,812	(2,983,041)	2,048,655

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.

On November 29, 2022, the Brazilian Central Bank (“BACEN”) approved the Company’s change of control through a corporate restructuring involving the conversion Mr. Eduardo Pontes interests in Company´s Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A shares directly owned by his family controlled entities ("Corporate Restructuring”).

As a result of the Corporate Restructuring, HR Holdings LLC became the owner of, approximately, 31% of the Company’s voting shares. HR Holdings LLC’s ultimate parent is the VCK Investment Fund Limited SAC A, an investment fund, owned by the co-founder of the Company, Mr. Andre Street.

The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depositary Receipts (“BDRs”) representing the underlying Company´s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31.

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.

The consolidated financial statements of the Group were approved for issue by the Audit Committee on March 15, 2024.

2.	General accounting policies

The accounting policies are presented in the corresponding notes throughout the financial statements. The general accounting policies, unrelated to specific notes, are as follows.

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, other than some Short and Long-term investments, Accounts receivable from card issuers, certain loans presented under Trade accounts receivable, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian Real/Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

2.2.	Foreign currency translation

2.2.1.	Financial statements in foreign currencies

The Group’s consolidated financial statements are presented in Brazilian Reais, which is the Company’s functional currency.

The Group determines the functional currency for each member entity The Company’s subsidiaries’ functional currency is the Brazilian Real, except for the Napse Group for which its members use the U.S. Dollar, Argentinian Peso, Chilean Peso, Mexican Peso, Nuevo Sol and Uruguayan Peso.

For those entities that use a functional currency other than the Brazilian Real, their financial statements are translated into Brazilian Reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) average monthly exchange rates for profit or loss, and (iii) the exchange rate at the transaction date for equity transactions. For these entities, exchange gains and losses arising from the translation process are recorded in Other comprehensive income (loss) ("OCI") in “Exchange differences on translation of foreign operations.”

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

2.2.2.	Transactions in foreign currencies

Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot exchange rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and, to a lesser extent, from purchase of products and services denominated in foreign currencies.

2.3.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such arrangements are defined as leases.

2.3.1.	The Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

2.3.1.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The estimated useful lives for the right-of-use assets are as follows:

Estimated useful lives (years)
Offices	1-10
Vehicles	1-3
Equipment	1-10
Software	1-3

If ownership of the leased asset is transferred to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

2.3.1.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes under “Borrowings and financing” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease; if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as an expense in the same period the event or condition that triggered the payment occurred.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the lease liability balance is increased to reflect the accretion of interest and reduced when lease payments are made. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

2.3.1.3.	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (being contracts with a lease term of 12 months or less from the commencement date which do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below US$ 5,000). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

2.3.2.	The Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancellable month-to-month lease contracts of Pin Pads & Point of Sale (“POS”) to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

2.4.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.5.	IAS 29 Financial Reporting in Hyperinflationary Economies

As the accumulated inflation rate in Argentina had exceeded 100% over the past three years the Company adopted IAS 29 Financial Reporting in Hyperinflationary Economies for the Argentine subsidiary Napse S.R.L.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Pursuant to IAS 29, non-monetary assets and liabilities, shareholders’ equity and amounts in the statement of profit or loss of entities that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, based on a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the statement of financial position date.

2.6. Climate Related Matters

The Group acknowledges the presence and importance of climate risk and seeks to integrate it as part of the other managed risks. By the nature of its activities, the Company is mainly affected by physical and transition risks indirectly, as a result of the effects of those risks on its customers. Within this context, the Group has the objective of developing its capabilities for identifying, assessing, measuring, monitoring, reporting, and mitigating the potential effects resulting from social, environmental, and climate risks associated with its prioritized products, services, activities, and processes, based on the principles of relevance and proportionality.

The Group's current view is that its business model and its main products are not likely to have a significant impact from the transition to a low-carbon economy. Climate-related matters however may increase the uncertainty in selected estimates and assumptions underpinning some items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Group is closely monitoring relevant changes and developments, such as new climate-related legislation.

Financial assets may be indirectly impacted by climate-related matters, principally the loan and credit card portfolio. Cash flows from customers whose businesses are affected by transition risks and extreme weather events and other physical climate risks may be impacted. However, this risk is mitigated by the diverse and broad base of customers operating in across numerous industries and in different geographical regions in Brazil, and the relative short-term duration of the loans. Extreme weather events might more significantly affect specific cities or geographical areas.

2.7.	New standards and amendments to standards and interpretations adopted

The following amendments and interpretations were applied for the first time in 2023:

•	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction: The amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

•	Narrow scope amendments to IAS 1, practice statement 2 and IAS 8: The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

•	IFRS 17 – insurance contracts: This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

These amendments had no significant impact on the consolidated financial statements of the Group.

2.8.	New standards and amendments to standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective as of December 31, 2023 are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

2.8.1.	International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

The amendment provides an exception not to recognize and disclose information about deferred tax assets and liabilities that are related to tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (the “Pillar Two legislation”). The amendments require that entities disclose separately their current tax expense/ income related to Pillar Two income taxes, and the qualitative and quantitative information about exposure to Pillar Two income taxes in periods in which the Pillar Two legislation is enacted or substantially enacted but not yet in effect, in annual reporting periods beginning on or after 1 January 2023.

Currently, considering the legislation currently in force in the jurisdiction in which the Group has operations, it is not expected to significantly affect the Group’s financial statements.

2.8.2.	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

•	That an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Group reviewed the amendment and currently does not expect it to have any impact on the Group’s consolidated financial statements.

2.8.3.	Amendments to IAS 21: Lack of exchangeability

On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments).The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.

2.8.4.	IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The amendments aim to enhance the understanding of the characteristics of supplier financing transactions and include disclosures in financial statements that help users understand the effects on the entity's liabilities, cash flows and liquidity risk exposure.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group reviewed the amendment and currently does not expect it to have any impact on the Group’s consolidated financial statements on the initial application of the amendment since as of the date of these financial statement it has not entered into supplier finance arrangements.

2.8.5. The Enhancement and Standardization of Climate-Related Disclosures for Investors

On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The Group is currently assessing the impact of this rule for disclosure to investors.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is to mitigate the risk of material differences between estimated and actual results in the future.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are presented in each of the notes along the financial statements.

4.	Group information

4.1.	Subsidiaries

4.1.1.	Accounting policy

4.1.1.1.  Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in “Transactions among shareholders.” in equity.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

4.1.1.2. Consolidation of structured entities

Usually, the control of an investee is determined by voting or similar rights of the investor. In some cases, voting or similar rights is not the decisive factor to characterize control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the relevant activities of structured entities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.

Based on the contractual terms, the Group identified that certain investments meet the definition of a structured entity under IFRS 12 – Disclosure of Interests in Other Entities.

The Group considers the entities listed below to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Outstanding quotas as of December 31, 2023

Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas representing approximately 99% of total (subordinated and senior and/or mezzanine) quotas
Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II")	100% of subordinated quotas representing total quotas
SOMA I Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA")	100% of subordinated quotas representing total quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas representing total quotas
StoneCo exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of all outstanding quotas of a single class
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 97% of total (subordinated and senior and/or mezzanine) quotas
ACR III Fundo de Investimento em Direitos Creditórios ("FIDC ACR III")	100% of subordinated quotas representing total quotas
ACR V Fundo de Investimento em Direitos Creditórios ("FIDC ACR V")	100% of subordinated quotas representing total quotas
ACR VI Fundo de Investimento em Direitos Creditórios ("FIDC ACR VI")	100% of subordinated quotas representing total quotas
ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 97% of total (subordinated and senior and/or mezzanine) quotas

The bylaws of these structured entities were established at their inception to grant significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns. During 2023, the structured entities FIDC AR III and Retail Renda Fixa Crédito Privado Fundo de Investimento were closed.

In accordance with IFRS 10, the Group concluded it controls all structured entities listed above, therefore, they are consolidated in the Group’s financial statements. FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as an interest expense (Note 6.8).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

4.1.2.	Subsidiaries of the Group

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Principal activities	2023	2022

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Merchant acquiring	100.00	100.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Equals S.A. (“Equals”) (a)	Technology services	—	100.00
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Sponte Informática S.A. (“Sponte”) (b)	Technology services	—	100.00
SimplesVet Tecnologia S.A. (“SimplesVet”)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Technology services	50.00	50.00
Trampolin Pagamentos S.A. (“Trampolin”) (c)	Technology services	—	100.00
Linx S.A. (“Linx”)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Telecomunicações Ltda. ("Linx Telecom")	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	100.00
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Napse IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”)	Technology services	50.00	50.00
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”)	Technology services	50.00	50.00
O Mediador Tecnologia da Informação S/S Ltda (“Reclame Aqui Group”)	Technology services	50.00	50.00
Reclame Aqui Marcas e Serviços Ltda (“Reclame Aqui Group”)	Technology services	50.00	50.00
STEF S.A ("Stef") (d)	Technology services	100.00	—
Hubcount Tecnologia S.A. (“Hubcount”) (e)	Technology services	75.60	75.60
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. ("StoneCo UK")	Service provider	100.00	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Cappta S.A. (“Cappta”) (d)	Electronic fund transfer	—	59.60
Ametista Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
Esmeralda Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
Diamante Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
Safira Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Principal activities	2023	2022

FIDC AR III (g)	Investment fund	—	100.00
FIDC TAPSO	Investment fund	100.00	100.00
FIDC TAPSO II	Investment fund	100.00	100.00
FIDC SOMA	Investment fund	100.00	100.00
FIDC SOMA III	Investment fund	100.00	100.00
FIC FIM STONECO	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) (h)	Investment fund	—	100.00
FIDC ACR I (i)	Investment fund	100.00	—
FIDC ACR III (i)	Investment fund	100.00	—
FIDC ACR V (i)	Investment fund	100.00	—
FIDC ACR VI (h)	Investment fund	100.00	—
FIDC ACR FAST (i)	Investment fund	100.00	—
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd ("Reclame Aqui")	Holding company	50.00	50.00
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE ParTec")	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”)	Holding company	100.00	100.00
Stone Holding Instituições S.A. ("Stone Holding")	Holding company	100.00	100.00
STNE Investimentos S.A. ("STNE Invest.") (j)	Holding company	100.00	—
Equals Software S.A. ("Equals Software") (k)	Holding company	100.00	—
Stone Seguros S.A. (“Stone Seguros”)	Holding company	100.00	100.00

(a)	Equals was merged into STNE Par on October 02, 2023.

(b)	Sponte was merged into Linx Sistemas on August 01, 2023.

(c)	Trampolin was merged into Pagar.me on April 01, 2023.

(d)	In June 2023, a reorganization of the businesses was carried by a former subsidiary Cappta. As a result of the reorganization, the Company no longer has an interest in providing technology solutions for payments in installments; the equity interest was raised to increased to 100% for the technology solutions for electronic transfers. Both activities were, up to June 30, 2023, carried out by Cappta, when the Company owned 59.6%. As a result of the transaction, the Company no longer has an investment in Cappta and has a 100% interest in Stef. The transaction did not have any material impact on the Group financial statements.

(e)	STNE Par has a 50% equity in Questor and, on August 31, 2022, Questor acquired a 75.60% equity interest in Hubcount.

(f)	On February 7, 2024, the equity interest of Pinpag was sold, thus, the Group ceased to hold equity interest in Pinpag.

(g)	FIDC AR III was closed on September, 20 2023.

(h)	Retail Renda Fixa was closed on March 30, 2023.

(i)	The Group owns 100% of the subordinated quotas in connection with the incorporation of the funds.

(j)	On January 2, 2023, the Group constituted STNE Invest. to hold equity stakes in other companies.

(k)	On January 2, 2023, the Group constituted Equals Software to hold equity stake in Vitta Group.

The Group is seeking to focus on its core operation to simplify and strengthen the business, which led to some divestment in 2023.

The Group holds call options to acquire additional interests in some of its subsidiaries (Notes 6.1.5 and 6.9) and issued put options to non-controlling investors (Note 6.13.1. (g)).

4.2.	Associates

4.2.1.	Accounting policy

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The Group’s investments in associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.

In the event of a loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

4.2.2.	Associates held by the Group

		% Group's equity interest
Entity name	Principal activities	2023	2022

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Agilize Tecnologia S.A. ("Agilize") (a)	Technology services	33.33	—
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S.A. (“Neomode”)	Technology services	40.02	40.02
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
APP Sistemas S.A. (“APP”) (b)	Technology services	19.90	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
EveryData Jamaica Limited (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData (Guyana) Inc. (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData (Barbados) Limited (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData ECCU Ltd (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData Group Ltd. SEZC ("StoneCo CI") (c)	Holding company	—	47.75

(a)	On August 1, 2023, the Group acquired a 33.33% equity interest in Agilize, a private company based in the State of Bahia, Brazil, for R$ 8,523 through the conversion of a credit arising from a convertible loan agreement. Agilize develops technology that provides online accounting services.

(b)	In April 2023, the ownership in APP was diluted by the issuance of new shares under a long-term incentive program, admitting a new shareholder.

(c)	On December 29, 2023 the Company sold all its interest in Everydata Group Ltd. (formerly, StoneCo CI) and its subsidiaries (namely, the Creditinfo Caribbean companies).

The Group holds call options to acquire additional interests in some of its associates (Notes 6.1.5 and 6.9).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Cash and cash equivalents

5.1.	Accounting policy

Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value, and readily convertible into cash.

5.2.	Currency denomination

	2023	2022

Denominated in R$	2,128,425	1,388,616
Denominated in US$	47,991	123,959
Denominated in other foreign currencies	—	29
	2,176,416	1,512,604

6.	Financial instruments

6.1.	Accounting policy

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

6.1.1.	Financial assets

6.1.1.1.	Description of the different financial assets

The Company holds financial assets for all its businesses due to the nature of its activities. In order to facilitate the understanding of the financial statements and the underlying businesses, the financial asset line items presented in the statement of financial position are shown by business activity that generated the assets, how these are measured, and where in the statement of profit or loss the results generated by such assets are classified.

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	FVPL	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to regulatorily required amounts to be maintained in certain specified assets as reserve requirements for deposits of banking customers	Deposits at BACEN – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Corresponds to amounts receivable from card issuers for transactions that acquiring business processes. The balances do not bear interest. Receivables are regularly sold before their maturity as part of the funding strategy	FVOCI	Cost of funding on sale of receivables - Financial expenses, net Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net
Trade accounts receivable	Loans designated at FVPL - Corresponds to loans granted to customers of the acquiring business up to June 30, 2021	FVPL as voluntarily designated loans to be measured at FVPL	Interest income - Financial income Fair value gain or losses - Financial income

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Trade accounts receivable	All other items - Corresponds to amounts due by customers of the acquiring business for transaction services and equipment rental and of the software business for services provided.	Amortized cost	Allowance for expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Loans operations portfolio	Corresponds to credit (working capital loans and balances due by credit card)granted to customers as from March 1, 2023	Amortized cost	Interest income - Financial income Allowance for expected credit losses - Cost of services Foreign exchange gains or losses on balance of credit card in foreign currency – Financial expenses, net
Derivative financial instruments assets	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to acquiring businesses and related to the funding structure	FVPL

Fair value gain or losses - Financial expenses, net

For those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Long-term investments	Corresponds to investments in equity interests with no significant influence.	FVPL or FVOCI	FVOCI - Other comprehensive income FVPL - Other financial income / Mark-to-market on equity securities designated at FVPL

6.1.1.2. Initial recognition and measurement

Financial assets are classified at initial recognition as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both, holding to collect contractual cash flows and selling.

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.1.1.3. Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories, as described as follows:

6.1.1.3.1. Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost include trade accounts receivable, other assets, loans operation portfolio originated from March 1, 2023 and receivables from related parties, since they are held to collect payments of principal and interest and meet the SPPI test.

6.1.1.3.2. Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and it corresponds solely to accounts receivable from card issuers.

6.1.1.3.3. Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can irrevocably elect to classify its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other financial income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to irrevocably classify some of the equity investments under this category, included in long-term investments.

6.1.1.3.4. Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes (i) bonds and investment funds under short-term investment and some equity investments under long-term investments, which the Group had not irrevocably elected to classify at FVOCI, and (ii) derivative financial instruments.

6.1.1.4. Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

The derecognition of a financial asset by the Group occurs manly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under ¨Financial expenses, net¨.

6.1.1.5. Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For the loans operations portfolio, the Group applies general approach in calculating ECLs, considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default), resulting in three-stage levels.

For all other financial assets subject to ECL, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

See details about ECL estimation procedures in Note 6.2.1.

6.1.2.	Financial liabilities

6.1.2.1. Description of the funding strategy including different financial liabilities of the Financial Services segment

The Group’s different businesses require funding, in particular the Financial Services acquiring business, to be able to provide liquidity to customers mainly through the prepayment of the transactions processed by the Group or other acquirers and by providing them with loans. Different forms of funding are sought, some of which comprise indebtedness presented as financial liabilities in the statement of financial position. The Group also fund its activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (Note 6.1.1.1 - Accounts receivable from card issuers). In order to facilitate an understanding of the financial statements and how they relate to the underlying business the financial liabilities line items presented in the statement of financial position are summarized by the business activity that generates such liabilities, showing how they are measured and where in their results are classified in the statement of profit or loss.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented

Deposits from banking customers	Amounts held by banking customers on their payment accounts.	Amortized cost	The financial liability generally does not result in the recognition of gain or losses
Accounts payable to clients	Amounts payable to merchants for transactions for acquiring business processes. The balances do not carry interest. Amounts are early redeemed of the contractual due date at a discount	Amortized cost	Gain for the prepayment of payables at a discount - Financial income
Borrowings and financing	Financing obtained from third parties as part of the funding strategy	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Obligations to FIDC quota holders	Financing obtained through consolidated structured entities - FIDCs	Amortized cost	Financial expenses, net
Derivative financial instruments liabilities	Corresponds to derivative entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to the acquiring business and related to the funding structure	FVPL

Fair value gain or losses - Financial expenses, net

For those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Other liabilities - contingent consideration	Corresponds to contingent payments from business combinations	FVPL	Interest expenses - Financial expenses, net Fair value gain or losses - Other income (expenses), net

6.1.2.2. Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, borrowings and financing, and derivative financial instruments.

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees disbursed to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.1.2.3. Subsequent measurement

The measurement of financial liabilities depends on their classification, as described as follows.

6.1.2.3.1. Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes derivative financial instruments and contingent consideration included in other liabilities.

6.1.2.3.2. Financial liabilities at amortized cost

After initial recognition, financial liabilities classified in this category are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is classified as Financial expenses, net in the statement of profit or loss.

This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most significant to the Group.

6.1.2.4. Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

6.1.3.	Fair value of financial instruments

The Group measures financial instruments such as derivatives, at fair value at each statement of financial position date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I: quoted prices in active markets for identical assets or liabilities;

•	Level II: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III: techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

6.1.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

As of December 31, 2023, and 2022, the Group has no financial instruments that meet the conditions for recognition on a net basis.

6.1.5.	Derivative financial instruments

From time to time, the Group uses derivative financial instruments to manage currency and interest rate risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.” For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the statement of profit or loss. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss upon the liquidation of the hedging instrument (Note 6.9.1).

The Group also uses derivative financial instruments as an economic hedge. These instruments are measured at FVPL and recorded as an asset or liability under Derivative financial instruments (Note 6.9.2).

Certain agreements entered into by the Company for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments (Note 6.9.).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.2.	Significant judgments, estimates and assumptions

6.2.1.	Measurement of loss allowance for expected credit losses

6.2.1.1 Loans operations portfolio

The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among which information addressing the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:

(i)	Stage 1: corresponds to loans that do not present significant increase in credit risk since origination;

(ii)	Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination; and

The Group determines Stage 2 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 30 days, or;

(b)	relative criteria: In addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significatively since origination, the Stage 1 operations is moved to Stage 2.

For Stage 2, a cure criterion is applied when the financial asset no longer meet the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.

(iii)	Stage 3: corresponds to impaired loans.

The Group determine Stage 3 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 90 days, or;

(b)	relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.

The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.

The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.

Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.

The information about the ECLs on the Group’s Loans operations portfolio to clients are disclosed in Note 6.6.

6.2.1.2. Accounts receivable from card issuers

The macroeconomic scenario is facing significant challenges due to the prolonged persistence of high-interest rates, closely monitored by the group. This challenging situation is impacting various agents of the economy, including card issuers.

Continuous monitoring of this challenging scenario is crucial for the decisions on the provision and how we estimate ECLs within the Group. We estimate ECLs based on available external (including ratings from major agencies) and internal information. The Group monitors credit risk of issuers.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.2.1.3. Trade accounts receivable

The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year.

The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 6.4.2 and 6.5.2 respectively.

6.2.2.	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

6.3.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	2023

Bonds(a)
Brazilian sovereign bonds	2,954,236	—	—	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	—	473,259	—	—	473,259
Corporate bonds	51,933	—	—	—	51,933
Equity securities(b)	—	—	—	45,702	45,702
Investment funds(c)	—	2,068	—	—	2,068
	3,006,169	475,327	—	45,702	3,527,198

Current					3,481,496
Non-current					45,702

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	2022

Bonds(a)
Brazilian sovereign bonds	926,559	—	—	—	926,559
Structured notes linked to Brazilian sovereign bonds	—	2,176,019	—	—	2,176,019
Corporate bonds	349,540	—	—	—	349,540
Equity securities(b)	—	—	182,139	32,626	214,765
Investment funds(c)	—	1,654	—	—	1,654
	1,276,099	2,177,673	182,139	32,626	3,668,537

Current					3,453,772
Non-current					214,765

(a)	As of December 31, 2023, bonds of listed securities are mainly linked to the CDI and SELIC benchmark interest rates.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Comprised of common shares of listed and unlisted entities. These assets are measured at fair value. The Group selects the assets for recognition at fair value, from the existing listed and unlisted equity instruments, through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of December 31, 2022, was determined based on negotiations of the securities.

•	Assets at FVPL

Comprised of Banco Inter S.A. (“Banco Inter”) shares, acquired in June, 2021. During the first quarter of 2023, the Group sold its remaining interest in Banco Inter of 16.8 million shares. The shares were sold at a price of R$ 12.96, equivalent to R$ 218,105. The change in fair value of equity securities at FVPL for the year ended December 31, 2023 was a gain of R$ 30,574 (2022 was a loss of R$ 853,056), which was recognized in the statement of profit or loss.

•	Assets as FVOCI

On December 31, 2023 and 2022, these comprised of common shares in entities that are not traded in an active market.

The change in fair value of equity securities at FVOCI for the year ended December 31, 2023 was R$ 1,912 (2022 – R$ (6,971), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian Reais and U.S. Dollars.

6.4.	Accounts receivable from card issuers

6.4.1.	Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	2023	2022

Accounts receivable from card issuers(a)	23,364,806	20,053,392
Accounts receivable from other acquirers(b)	667,922	718,228
Allowance for expected credit losses	(55,619)	(22,763)
	23,977,109	20,748,857

Current	23,895,512	20,694,523
Non-current	81,597	54,334

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the Group’s cash requirement are to make prepayments to acquiring customers which are satisfied by the definitive sale of receivables to third parties. When such sales of receivables is carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in statement of financial position, as these entities are consolidated in the financial statements. As of December 31, 2023 a total of R$ 467,622 were consolidated through FIDC ACR FAST, of which the Group has subordinated shares (2022 - R$ nil). When the sale of receivables is carried out to with non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of December 31, 2023, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represent the main form of funding used for the prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

6.4.2.	Allowance for expected credit losses of accounts receivable from card issuers

The Group records an allowance for expected credit losses of accounts receivable from card issuers based on expected credit losses that consider the expected nature and level of risk associated with receivables and the information about the different issuers. The Group recognizes additional allowance for card issuers upon increases in the credit risk. (Notes 6.1.1.5 and 6.2.1.2).

	2023	2022

At January 1	22,763	15,103
Charge for the year	53,090	22,818
Reversal	(20,234)	(15,158)
At December 31	55,619	22,763

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.5.	Trade accounts receivable

6.5.1.	Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	2023	2022

Accounts receivable from subscription services	293,304	294,516
Accounts receivable from equipment rental	114,252	135,479
Chargeback	72,401	58,302
Services rendered	51,456	36,089
Cash in transit	24,172	21,521
Receivables from registry operation	22,347	35,150
Loans designated at FVPL	—	26,866
Allowance for expected credit losses	(117,553)	(108,434)
Others	28,101	22,557
	488,480	522,046

Current	459,947	484,722
Non-current	28,533	37,324

6.5.2.	Allowance for expected credit losses of trade accounts receivable

	2023	2022

At January 1	108,434	80,418
Charge for the year	82,946	94,093
Reversal	(17,668)	(13,181)
Write-off	(56,159)	(52,896)
At December 31	117,553	108,434

6.6.	Loans operations portfolio

Portfolio balances by product and maturity:

2023

Credit card	3,131
Working capital	309,677
Loans operations portfolio, gross	312,808

Allowance for expected credit losses	(62,061)
Loans operations portfolio, net of allowance for expected credit losses	250,747

Current	209,957
Non-current	40,790

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.6.1.	Aging by maturity

2023
Balances not yet due
<= 30 days	14,376
30 < 60 days	30,670
61 < 180 days	110,957
181 < 360 days	113,323
361 < 720 days	41,573
> 720 days	61
310,960

Balances overdue by
<= 30 days	947
30 < 90 days	799
91 < 180 days	99
181 < 360 days	3
1,848

Loans operations portfolio, gross	312,808

6.6.2.	Gross carrying amount

Reconciliation of gross portfolio of loans operations, segregated by Stages:

Stage 1	2022	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	3,131	3,131
Working capital	—	(19,561)	(309)	5,369	313	310,470	296,282
	—	(19,561)	(309)	5,369	313	313,601	299,413

Stage 2	2022	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(5,369)	(970)	19,561	62	(1,089)	12,195
	—	(5,369)	(970)	19,561	62	(1,089)	12,195

Stage 3	2022	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(313)	(62)	309	970	296	1,200
	—	(313)	(62)	309	970	296	1,200

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Consolidated 3 stages	2022	Acquisition / (Settlement)	2023

Credit card	—	3,131	3,131
Working capital	—	309,677	309,677
	—	312,808	312,808

6.6.3.	Allowance for expected credit losses of loans operations

Stage 1	2022	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	200	200
Working capital	—	(5,487)	(216)	628	27	62,624	57,576
	—	(5,487)	(216)	628	27	62,824	57,776

Stage 2	2022	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(628)	(654)	5,487	5	(765)	3,445
	—	(628)	(654)	5,487	5	(765)	3,445

Stage 3	2022	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(27)	(5)	216	654	2	840
	—	(27)	(5)	216	654	2	840

Consolidated 3 stages	2022	Acquisition / (Settlement)	2023

Credit card	—	200	200
Working capital	—	61,861	61,861
	—	62,061	62,061

6.7.	Financial assets from banking solutions and deposits from banking customers

As required by BACEN regulation, financial assets arising from deposits from banking customers in payment accounts must be fully deposited in government securities, and/or deposits at BACEN ("CCME").

In December 31, 2023, the Group had R$ 53,785 of payments in transit from banking customer accounts (2022 - R$ 243,782).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.8.	Borrowings and financing and obligations to FIDC quota holders

6.8.1.	Composition of borrowings and financing and obligations to FIDC quota holders

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	2023

Obligations to FIDC TAPSO quota holders (6.8.3.3)	CDI Rate* + 1.85%	Jul/23	Jul/24	53,103	—	53,103
Obligations to FIDC ACR FAST quota holders (6.8.3.4)	CDI Rate* + 1.12%	Jul/23	Not applicable	452,128	—	452,128
Obligations to FIDC quota holders				505,231	—	505,231

Leases (6.8.3.5)	105.1% to 151.8% of CDI Rate*	Not applicable	Jan/23 to Jun/29	30,227	143,456	173,683
Bonds (6.8.3.6)	3.95% USD	Jun/21	Jun/28	2,922	2,399,776	2,402,698
Bank borrowings (6.8.3.7)	CDI + 1.30% to CDI + 1.94% p.a.	(Several)	Up to six months	1,321,348	—	1,321,348
Receivables backed securities (6.8.3.8)	CDI + 2.28% p.a.	Sep/23	Sep/26	3,316	98,702	102,018
Debentures (6.8.3.9)	CDI + 1.95% p.a.	Nov/23	Oct/26	16,953	997,281	1,014,234
Borrowings and financing				1,374,766	3,639,215	5,013,981

				1,879,997	3,639,215	5,519,212

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	2022

Obligations to FIDC AR III quota holders (6.8.3.2)	CDI Rate* + 1.50%	Aug/20	Aug/23	952,780	—	952,780
Obligations to FIDC TAPSO quota holders (6.8.3.3)	CDI Rate* + 1.80%	Sep/19	Feb/23	22,468	—	22,468
Obligations to FIDC quota holders				975,248	—	975,248

Leases (6.8.3.5)	105.1% to 151.8% of CDI Rate*	Not applicable	Jan/23 to Jun/29	55,583	144,564	200,147
Bonds (6.8.3.6)	3.95% USD	Jun/21	Jun/28	4,007	2,583,861	2,587,868
Bank borrowings (6.8.3.7)	CDI + 0.95% p.a. to CDI + 1.44% p.a.	(Several)	Three to eighteen months	1,787,817	45	1,787,862
Borrowings and financing				1,847,407	2,728,470	4,575,877

				2,822,655	2,728,470	5,551,125

(*)	“CDI Rate” (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil, the average rate of December 31, 2023 was 13.04% (2022 – 12.38%).

6.8.2.	Changes in borrowings and financing and obligations to FIDC quota holders

	2022	Additions	Disposals	Payment of principal	Payment of interest	Business Combination	Changes in Exchange Rates	Interest	2023

Obligations to FIDC AR III quota holders (Note 6.8.3.2)	952,780	—	—	(937,499)	(67,975)	—	—	52,694	—
Obligations to FIDC TAPSO quota holders (Note 6.8.3.3)	22,468	50,000	—	(20,000)	(3,021)	—	—	3,656	53,103
Obligations to FIDC ACR FAST quota holders (Note 6.8.3.4)	—	514,752	—	(75,004)	(2,413)	—	—	14,793	452,128
Leases (Note 6.8.3.5)	200,147	67,417	(21,225)	(72,815)	(13,764)	—	156	13,767	173,683
Bonds (Note 6.8.3.6)	2,587,303	—	—	—	(96,157)	—	(188,440)	99,992	2,402,698
Bank borrowings (Note 6.8.3.7)	1,788,427	4,088,209	—	(4,489,681)	(246,739)	—	(4,326)	185,458	1,321,348
Receivables backed securities (Note 6.8.3.8)	—	97,734	—	—	—	—	—	4,284	102,018
Debentures (Note 6.8.3.9)	—	995,676	—	—	—	—	—	18,558	1,014,234
	5,551,125	5,813,788	(21,225)	(5,594,999)	(430,069)	—	(192,610)	393,202	5,519,212

Current	2,822,655								1,879,997
Non-current	2,728,470								3,639,215

	2021	Additions	Disposals	Payment of principal	Payment of interest	Business Combination	Changes in Exchange Rates	Interest	2022

Obligations to FIDC AR III quota holders (Note 6.8.3.2)	2,206,043	—	—	(1,250,000)	(211,058)	—	—	207,795	952,780
Obligations to FIDC TAPSO quota holders (Note 6.8.3.3)	21,131	—	—	—	(1,515)	—	—	2,852	22,468
Leases (Note 6.8.3.5)	273,455	64,658	(52,913)	(85,229)	(14,600)	—	176	14,600	200,147
Bonds (Note 6.8.3.6)	2,764,610	—	—	—	(103,134)	—	(185,153)	110,980	2,587,303
Bank borrowings (Note 6.8.3.7)	2,697,641	3,499,986	—	(4,605,452)	(97,317)	4,464	—	289,105	1,788,427
Debentures (Note 6.8.3.9)	399,509	—	—	(404,317)	(17,374)	—	—	22,182	—
	8,362,389	3,564,644	(52,913)	(6,344,998)	(444,998)	4,464	(184,977)	647,514	5,551,125

Current	3,873,561								2,822,655
Non-current	4,488,828								2,728,470

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.8.3.	Description of borrowings and financing and obligations to FIDC quota holders

In the ordinary course of the business, the Group funds its prepayment business through a mix of own cash, debt and receivables sales.

6.8.3.2. Obligations to FIDC AR III quota holders

The first series of FIDC AR III senior quotas maturing after 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. Upon its maturity on August 2023 the fund was liquidated.

6.8.3.3. Obligations to FIDC TAPSO quota holders

In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022.

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of TAPSO Senior Quotas.

6.8.3.4. Obligations to FIDC ACR FAST quota holders

This FIDC ACR FAST was issued with the Group as a sponsor as well as a quota holder. This is the first open-end fund with third parties, in which the Group holds subordinated quotas, resulting in the consolidation of the whole structure. The main goal of this structure is to access the money market funds sector. Being, an open-end fund, redemptions are settled 30 days after requested by quota holders.

6.8.3.5. Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

6.8.3.6. Bonds

Bonds were issued in 2021, raising USD 500 million in seven year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the tenure of the debt). The Group has entered into a hedge to protect its currency risk (Note 6.9.1).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.8.3.7. Bank borrowings

The Group issued bilateral unsecured term loans, with multiple counterparties and maturities up to six months. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.

6.8.3.8. Receivables backed securities

On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a three year note bearing interest at CDI + 1.30% p.a.. The CRI security is backed by commercial notes issued by Stone Pagamentos as well as STNE Participações S.A.. This is the first funding structure of the Company to access retail and with institutional investors.

6.8.3.9. Debentures

On June 12, 2019 Stone Pagamentos approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, settled on July 1, 2022. The Debentures were secured by Stone Pagamentos accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$ 1,000,000 with a three year maturity at CDI + 1.75% p.a. The debentures are guaranteed by both Stone Pagamentos and by the Company being the first corporate issuance by the Group in the Brazilian capital markets.

6.9.	Derivative financial instruments, net

	2023	2022
Cross-currency interest rate swap used as hedge accounting instrument (Note 6.9.1)	(311,445)	(190,902)
Non-deliverable forward used as economic hedge instrument (Note 6.9.2)	(4,097)	(6,395)
Call options to acquire additional interest in subsidiaries	3,553	23,983
Derivative financial instruments, net	(311,989)	(173,314)

6.9.1.	Hedge accounting – Financial liabilities

During 2021, the Group entered into hedge operations to protect its inaugural dollar bonds (Note 6.8.3.6), subject to foreign exchange exposure using cross-currency interest rate swap contracts. Additionally, in May 2023, the Group entered into hedge operations to protect bank borrowings (Note 6.8.3.7), subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the US Dollar denominated bonds / bank borrowings due to changes in the exchange rate. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, recorded in a specific equity account, and subsequently reclassified into earnings in the same period the hedge object affects earnings, while any ineffective portion, when applicable, is immediately recognized in profit or loss. The details of the cross-currency swaps and their financial position as of December 31, 2023, are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of 2023 – Asset (Liability)	Loss recognized in income in 2023(a)	Loss recognized in OCI (net of tax), in 2023(b)	Fair value as of 2022 – Asset (Liability)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(26,967)	(86,656)	6,784	(15,274)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(26,359)	(72,213)	6,958	(14,836)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(27,625)	(74,618)	7,215	(15,961)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(43,894)	(50,137)	9,994	(26,179)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(29,705)	(42,826)	8,998	(17,846)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(29,207)	(50,705)	16,871	(17,403)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(16,495)	(21,254)	(7,334)	(10,374)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(16,573)	(16,887)	3,114	(10,455)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(37,516)	(21,703)	14,526	(24,793)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(18,487)	(20,321)	(8,295)	(12,101)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(19,391)	(17,178)	2,751	(12,917)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(19,226)	(16,181)	2,564	(12,763)
50,000	248,500	CDI + 1.80%	May 22, 2023	November 22, 2023	(13,308)	(13,308)	—	—
				Net amount	(324,753)	(503,987)	64,146	(190,902)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net.” The amount recognized in 2022 was a loss of R$ 459,289.

(b)	Recognized in equity, in “Other comprehensive income.” The balance in the cash flow hedge reserve as of December 31, 2023 is a loss of R$ 197,188 (2022 - loss of R$ 261,366).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

In 2023 the Group paid R$ 305,990 (2022 - R$ 274,407) for coupon on the cross-currency swaps above.

6.9.2.	Economic hedge

6.9.2.1. Currency hedge

The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk in U.S. Dollar and Euro. The Group uses those derivatives to hedge foreign currency risk associated with two exposures: (i) the cash position it holds and (ii) certain software purchase agreements.

	2023
	Minimum Rate	Maximum Rate	Notional	Gain (loss)

NDF Dollar	4.8220	4.9400	6,460	19,116
NDF Euro	5.3208	5.3715	570	(447)

	2022
	Minimum Rate	Maximum Rate	Notional	Gain (loss)

NDF Dollar	5.1900	5.3200	65,500	25,827

6.9.2.2. Interest rates hedge

The Group mitigates the interest rate risk generated by the gap between its prepayment business (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy.

	2023
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)

Interest rate swaps (Fixed rate to CDI)	10.2%	14.3%	May/25	6,079,500	(7,328)

	2022
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)

Interest rate swaps (Fixed rate to CDI)	9.1%	14.3%	April/24	5,225,105	(9,262)

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.10.	Financial risk management

The Group’s activities expose it to market, liquidity, credit, and counterparty risks. The two main market risks for the Group are interest rates and exchange rates. Interest rate risk arises as the Group’s originates assets at fixed rates (credit card prepayment and loans) and with funding through fixed and floating rates with unmatched maturities of such assets. The second risk arises from fluctuations in exchange rates among Brazilian Reais and the currencies of countries where the Group has subsidiaries in addition to its indebtedness and expenses denominated in currencies other than the Brazilian Real. The Group’s main liquidity risk in potential its inability to raise financing to continue its prepayment business, which although not a legal obligation, is a significant component of its revenues. The counterparty risk is mainly generated by the counterparties with which the Group engages for financial contracts for hedging, investments and committed funding, in addition to its inherent credit risk exposure to credit card issuers.

The Board of Directors has approved policies, including a counterparties policy, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

The Group's Financial risk management is carried out by the Risk Management Area.

6.10.1. Credit risk

Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments as well from its loans portfolio to customers.

The carrying amount of financial assets reflects the expected credit exposure.

6.10.1.1. Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.

6.10.1.2. Accounts receivable from card issuers

Card issuers once accepted by the networks issue cards that when transact are processed by acquirers like us. Card issuer have different risk profiles.

The Group, with frequency associated with the availability of new information or new financial indicators of card issuers, carries out assessments of these companies, aiming to identify potential risks. Payment scheme networks have credit risk mitigation mechanisms that vary by network that are available to acquirers like the Group. To date, the Group has not incurred any significant loss from card issuer receivables.

6.10.1.3. Loans designated at FVPL

The Group's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk-adjusted return on allocated economic capital, and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The Group strictly controls the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.

6.10.1.4 Loans operations portfolio

Working capital and credit cards are available solely to individuals and businesses that are existing customers of the Group through acquiring.

Working capital loans rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured; the line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.

6.10.2.	Market risk

Market risk is the risk that arises from a possible financial loss from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.

In the ordinary course of the business, the Group executes financial transactions which are subject to market variables, therefore exposed to market risk. Global treasury manages those exposures to minimize the impacts of fluctuations of market prices on the Group’s activities.

Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk. The effects of market factors on the financial statements are discussed below.

Financial instruments affected by market risk include loans and borrowings, deposits, derivative financial instruments, cash, and cash equivalents denominated in foreign currencies, and short-term investments denominated in foreign currencies.

6.10.2.1. Interest rate risk

Short-term investments, borrowings and financing, and obligations to FIDC quota holders accrue interest at the CDI linked rates, the Brazilian benchmark floating rate and therefore incur future cash flow risks, but no fair value risks.

The Group’s interest rate risk arises from certain assets (mostly cash and equivalents, short-term investments and accounts receivables and the loans operations portfolio) and liabilities (loans, financing, obligations to FIDC) with different benchmarks (fixed or floating) and maturity dates. The Group may mitigate its exposure by execuring derivative transactions in which it will collect floating rates (CDI) and pay fixed rates.

6.10.2.2. Foreign currency risk

The Group has assets and liabilities in foreign currencies. Operations include cash and short-term investments in multiple countries in Latin American currencies, in addition to TPV processed in foreign exchange. However, significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The Global Treasury strategy is to hedge the foreign currency-denominated cash, debt and certain capital expenditures on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31, 2023 was loss of R$ (13,580) a relatively small financial result, mainly from the interest rate differential on the US Dollar/Brazilian Real, despite high relative currency volatility observed in the same period, showing a well-balanced risk management.

The bonds issued by the Group, and other debt in foreign currencies are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (US Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.

The Group’s exposure to foreign currency changes for all other currencies is not material.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.10.2.3.	Risk Assessment: Value-at-Risk and Scenario Analysis

Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach.

The Group conducts a study on how market variables would impact the Group’s financial statements based on Historical Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)

Interest Rates	Accounts receivables from credit card issuers, Accounts payables to clients and interest rate swaps	297	941	2,304
Foreign Currency Exchange	USD denominated asset/liabilities/derivatives	6	19	46

The VaR figures are meaningful only under normal market conditions, thereby cushioning the effects of turmoil in financial markets.

6.10.2.4 Equity price risk

Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2023, R$ 45,702 (2022 - R$ 214,765) in listed and unlisted equity securities (Note 6.3).

6.10.3.	Liquidity risk

Cash flow forecasting is performed for the operating entities of the Group and aggregated by the Group’s finance team. The Group’s finance team monitors rolling forecasts of liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements.

Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the statement of financial position date, the Group held short-term investments of R$ 3,481,496 (2022 - R$ 3,453,772) that are expected to readily generate cash inflows for managing liquidity.

The table below analyzes the Group’s non-derivative financial liabilities to maturity. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

December 31, 2023
Deposits from banking customers	6,119,455	—	—	—
Accounts payable to clients	19,163,672	35,455	—	—
Trade accounts payable	513,877	—	—	—
Borrowings and financing	1,371,845	1,344,545	5,049,235	—
Obligations to FIDC quota holders	505,231	—	—	—
Other liabilities	119,526	160,079	250,425	—
	27,793,606	1,540,079	5,299,660	—

December 31, 2022
Deposits from banking customers	4,023,679	—	—	—
Accounts payable to clients	16,542,963	35,775	—	—
Trade accounts payable	596,044	—	—	—
Borrowings and financing	2,255,110	431,180	1,231,989	2,729,500
Obligations to FIDC quota holders	1,028,562	—	—	—
Other liabilities	145,605	268,544		—
	24,591,963	735,499	1,231,989	2,729,500

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.11.	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

The Group is also exposed to potential liability if fraudulent agents use false identities to access credit and banking products, which could increase credit risk exposure as well as the liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase credit liabilities and default rates of credit solutions, and subject the Group to potential fines by regulators.

6.12.	Financial instruments by category

6.12.1.	Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Loans operations portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

December 31, 2022
Short and Long-term investments	—	3,636,687	31,850	3,668,537
Financial assets from banking solutions	—	3,960,871	—	3,960,871
Accounts receivable from card issuers	6,992	—	20,741,865	20,748,857
Trade accounts receivable (b)	495,180	26,866	—	522,046
Derivative financial instruments(a)	—	36,400	—	36,400
Receivables from related parties	10,053	—	—	10,053
Other assets	571,881	—	—	571,881
	1,084,106	7,660,824	20,773,715	29,518,645

(a)	Derivative financial instruments as of December 31, 2023 of R$ 311,445 (2022 – R$ 190,902) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.

(b)	The amount classified as FVPL refers to loans granted to customers up to June 30, 2021 (Notes 6.5.1 and 6.10.1.3).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

6.12.2.	Financial liabilities by category

	Amortized cost	FVPL	Total

December 31, 2023
Deposits from banking customers	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Borrowings and financing	5,013,981	—	5,013,981
Obligations to FIDC quota holders	505,231	—	505,231
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872

December 31, 2022
Deposits from banking customers	4,023,679	—	4,023,679
Accounts payable to clients	16,614,513	—	16,614,513
Trade accounts payable	596,044	—	596,044
Borrowings and financing	4,575,877	—	4,575,877
Obligations to FIDC quota holders	975,248	—	975,248
Derivative financial instruments	—	209,714	209,714
Other liabilities	144,893	611,279	756,172
	26,930,254	820,993	27,751,247

6.13.	Fair value measurement

6.13.1.	Assets and liabilities by fair value hierarchy

The following table presents an analysis of financial instruments measured at fair values by fair value hierarchy level:

	2023		2022
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	3,527,198	I /II	3,668,537	I /II
Financial assets from banking solutions (b)	1,147,402	I	3,960,871	I
Accounts receivable from card issuers(c)	23,971,232	II	20,741,865	II
Trade accounts receivable(d)	—	N/A	26,866	III
Derivative financial instruments(e)	4,182	II	36,400	II
	28,650,014		28,434,539

Liabilities measured at fair value
Derivative financial instruments(e)	316,171	II	209,714	II
Other liabilities(f)(g)	410,504	III	611,279	III
	726,675		820,993

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.

(b)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(c)	For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.

(d)	As of December, 31, 2023, this loan was designated at FVPL with a portfolio gain of R$ 21,534 (2022 - gain of R$ 7,902). The total net cashflow effect was an inflow of R$ 48,400 (2022 - R$ 496,600). The fair value of loans are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore are classified as Level III in the faie value hierarchy.

(e)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

(f)	These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulae explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

(g)	The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 178,721 was recorded in the consolidated statement of financial position as of December 31, 2023 as a financial liability under Other liabilities (2022 - R$ 264,291).

As of December 31, 2023 and 2022, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

6.13.2. Fair value of financial instruments not measured at fair value

The table below presents a comparison of the book value and fair value of the financial instruments of the Group, other than those with carrying amounts that reasonably approximate fair values:

	2023		2022
	Book value	Fair value	Book value	Fair value

Financial assets
Loans operations portfolio	250,747	250,877	—	—
	250,747	250,877	—	—
Financial liabilities
Accounts payable to clients	19,199,127	18,685,622	16,614,513	16,025,373
Borrowings and financing	5,013,982	4,692,866	4,575,877	4,564,864
	24,213,109	23,378,488	21,190,390	20,590,237

6.14.	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for new opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors its capital structure based on standard leverage and capitalization metrics, and its strategy is to keep a positive balance of adjusted net cash.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The adjusted net cash as of December 31, 2023 and 2022 was as follows:

	2023	2022

Cash and cash equivalents	2,176,416	1,512,604
Short-term investments	3,481,496	3,453,772
Financial assets from banking solutions	6,397,898	3,960,871
Accounts receivable from card issuers	23,977,109	20,748,857
Derivative financial instruments(a)	629	12,418
Adjusted cash	36,033,548	29,688,522

Deposits from banking customers	(6,119,455)	(4,023,679)
Accounts payable to clients	(19,199,127)	(16,614,513)
Borrowings and financing(b)	(4,840,299)	(4,375,730)
Obligations to FIDC quota holders	(505,231)	(975,248)
Derivative financial instruments	(316,171)	(209,714)
Adjusted debt	(30,980,283)	(26,198,884)

Adjusted net cash	5,053,265	3,489,638

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;

(b)	Borrowings and financing exclude the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, some subsidiaries in Brazil are subject to minimum regulatory capital requirements established by BACEN.

The Company has a dedicated, centralized regulatory capital management team, which reports directly to the Chief Risk Officer (“CRO”), who has ultimate responsible for capital adequacy. The structure has the objective of ensuring compliance with the current regulation and capital management processes regulatorily required. Additionally, the area has procedures and routines to plan capital adequacy requirement considering current and potential risks.

7.	Other assets

	2023	2022

Customer deferred acquisition costs	190,239	199,920
Prepaid expenses(a)	189,371	230,681
Salary advances	52,586	41,294
Judicial deposits	22,507	17,682
Security deposits	14,230	15,011
Convertible loans	10,527	12,328
Other	38,902	54,965
	518,362	571,881

Current	380,854	365,355
Non-current	137,508	206,526

(a)	These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
As of December 31, 2023, the balance includes prepaid media to the Globo group of R$ 96,198 (2022 - R$ 163,065). Under the terms of the agreement the amount is available to place media until 2026.

8.	Recoverable taxes

	2023	2022

Withholding income tax on finance income(a)	101,579	87,701
Income tax and social contribution(b)	9,584	9,872
Others withholding income tax	19,710	36,212
Contributions over revenue	544	3,410
Other taxes	14,922	13,761
	146,339	150,956

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income taxes

9.1.	Accounting policy

9.1.1.	Current income and social contribution taxes

Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax regulations applied are those in force on the statement of financial position date in the countries where the Group operates and generates taxable income.

The Company is domiciled in the Cayman Islands which is an income tax free jurisdiction. Income of StoneCo from some investments outside the Cayman Islands is subject to withholding taxes to the countries where the investments are based. The withholding tax rate is generally 15%, which is treated as an income tax expense as StoneCo does not currently have taxable income against to which the withheld taxes can be offset.

The combined statutory rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity individually (no consolidated tax returns).

The Group's Brazilian entities recognize IRPJ and CSLL on an accrual basis. According to Brazilian tax regulations, the historical nominal amount of tax losses determined in prior years can be offset against results of subsequent years at any time (i.e., do not prescribe), provided that such offsetting does not exceed 30% of the annual taxable income of the fiscal period in which tax losses are utilized.

Payments are made monthly, in anticipation of the amount which will be due by the year-end.

9.1.2.	Deferred income and social contribution taxes

Deferred tax assets or liabilities are measured based on the differences between the tax bases of assets and liabilities and the amounts reported in the statement of financial position. Deferred tax assets may be recognized for unused tax loss carryforwards.

Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate sufficient future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Company that demonstrate expectation of future taxable profits according to management projections.

The income tax and social contribution expense is recognized in the Consolidated statement of profit or loss under Income tax and social contribution, except when it refers to items recognized in other comprehensive income, in which case the related deferred tax assets or liabilities are also recognized against other comprehensive income. In this case, the Group presents these items in the Consolidated Statement of Other Comprehensive Income net of related tax effect.

Management periodically evaluates positions taken in tax returns with respect to situations where applicable tax regulations are subject to interpretation and recognizes provisions, when appropriate.

Deferred tax assets and liabilities are presented net in the Consolidated statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different tax jurisdictions are generally presented separately, and not on a net basis.

9.2.	Significant judgments, estimates and assumptions

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment is required of management to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

9.3.	Reconciliation of income tax expense

The following is a reconciliation of income tax expense starting from the reported pretax profit (loss) for the year, applying the combined Brazilian statutory rates of 34%:

	2023	2022	2021

Profit (loss) before income taxes	1,970,818	(387,290)	(1,445,554)
Brazilian statutory rate	34%	34%	34%
Tax benefit/(expense) at the statutory rate	(670,078)	131,679	491,488

Additions (exclusions):
Profit (loss) from entities subject to different tax jurisdiction rates	228,953	48,594	3,931
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	10,395	(290,039)	(429,832)
Other permanent differences	(13,715)	(10,609)	4,325
Equity pickup on associates	(1,421)	(1,220)	(3,548)
Unrecorded deferred taxes	(15,966)	(33,465)	(40,165)
Prior years unrecorded deferred taxes	23,057	—	—
Unrealized gain previously held interest on acquisition	—	—	6,161
Interest payments on net equity	—	560	5,933
Use of tax losses previously unrecorded	1,099	1,292	22,492
Research and development tax benefits	59,155	10,275	4,688
Other tax incentives	8,123	3,827	2,733
Total income tax and social contribution benefit/(expense)	(370,398)	(139,106)	68,206
Effective tax rate	19%	(36%)	5%

Current income tax and social contribution	(345,813)	(292,172)	(171,621)
Deferred income tax and social contribution	(24,585)	153,066	239,827
Total income tax and social contribution benefit/(expense)	(370,398)	(139,106)	68,206

9.4.	Deferred income taxes by nature

	2022	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	2023

Assets at FVOCI	215,730	(35,786)	—	—	179,944
Losses available for offsetting against future taxable income	385,634	—	(42,321)	—	343,313
Other temporary differences	273,625	—	28,926	—	302,551
Tax deductible goodwill	69,017	—	(26,392)	—	42,625
Share-based compensation	58,815	—	64,396	—	123,211
Contingencies arising from business combinations	51,313	—	(14,993)	—	36,320
Assets at FVPL	(993)	—	993	—	—
Technological innovation benefit	(31,557)	—	22,519	—	(9,038)
Temporary differences under FIDC	(147,924)	—	(76,809)	—	(224,733)
Intangible assets and property and equipment arising from business combinations	(693,936)	—	19,096	(1,375)	(676,215)
Deferred tax, net	179,724	(35,786)	(24,585)	(1,375)	117,978

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	2021	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	2022

Assets at FVOCI	127,335	88,395	—	—	215,730
Losses available for offsetting against future taxable income	317,725	—	67,909	—	385,634
Other temporary differences	107,364	—	166,261	—	273,625
Tax deductible goodwill	111,298	—	(42,281)	—	69,017
Share-based compensation	41,150	—	17,665	—	58,815
Contingencies arising from business combinations	48,284	—	3,029	—	51,313
Assets at FVPL	(4,583)	—	3,590	—	(993)
Technological innovation benefit	(18,493)	—	(13,064)	—	(31,557)
Temporary differences under FIDC	(69,556)	—	(78,368)	—	(147,924)
Intangible assets and property and equipment arising from business combinations	(709,943)	—	28,325	(12,318)	(693,936)
Deferred tax, net	(49,419)	88,395	153,066	(12,318)	179,724

9.5.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount as of December 31, 2023 of R$ 133,710 (2022 – R$ 144,529) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.

10.	Property and equipment

10.1.	Accounting policy

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (Note 10.3). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes under ¨Disposal of property and equipment¨ Pin Pads & POS held by customers that have not been used in the past 180 or 360 days, depending on the category of customer.

10.2.	Significant judgments, estimates and assumptions

Property and equipment assets include the preparation of estimates to determine the useful life for depreciation purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

The Group evaluated the useful life of Property and equipment assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the year ended December 31, 2023.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated useful lives for the Property and equipment are as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 10
Facilities	3 – 14
Property	34
Furniture and fixtures	3 – 10
Machinery and equipment	5 – 14
Vehicles and airplanes	2 – 10

10.3.	Changes in Property and equipment

	2022	Additions	Disposals (a)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	2023

Cost
Pin Pads & POS	1,948,382	563,884	(152,952)	—	—	—	2,359,314
IT equipment	262,405	51,743	(27,612)	8,754	165	(125)	295,330
Facilities	91,820	2,488	(20,846)	4,669	(68)	(469)	77,594
Machinery and equipment	23,521	4,241	(2,702)	—	(93)	(1,017)	23,950
Furniture and fixtures	24,150	1,025	(3,413)	960	(16)	(22)	22,684
Vehicles and airplane	27,296	49	(14)	—	(5)	(151)	27,175
Construction in progress	50,320	192	(5,167)	(14,383)	—	—	30,962
Right-of-use assets - Equipment	4,823	64	(7)	—	—	—	4,880
Right-of-use assets - Vehicles	43,794	3,785	(15,603)	—	—	—	31,976
Right-of-use assets - Offices	205,450	29,405	(56,255)	—	—	554	179,154
	2,681,961	656,876	(284,571)	—	(17)	(1,230)	3,053,019
Depreciation
Pin Pads & POS	(740,468)	(455,632)	130,694	—	—	—	(1,065,406)
IT equipment	(145,406)	(53,143)	26,027	—	—	5	(172,517)
Facilities	(37,739)	(13,671)	20,618	—	—	285	(30,507)
Machinery and equipment	(18,571)	(4,463)	2,495	—	—	500	(20,039)
Furniture and fixtures	(7,054)	(2,316)	2,560	—	—	12	(6,798)
Vehicles and airplane	(2,437)	(3,123)	51	—	—	41	(5,468)
Right-of-use assets - Equipment	(1,031)	(129)	10	—	—	—	(1,150)
Right-of-use assets - Vehicles	(21,663)	(15,988)	14,349	—	—	—	(23,302)
Right-of-use assets - Offices	(66,414)	(36,846)	36,858	—	—	467	(65,935)
	(1,040,783)	(585,311)	233,662	—	—	1,310	(1,391,122)

Property and equipment, net	1,641,178	71,565	(50,909)	—	(17)	80	1,661,897

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time and Cappta spun-off on June 30, 2023.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	2021	Additions	Disposals	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	2022

Cost
Pin Pads & POS	1,498,271	569,895	(119,784)	—	—	—	1,948,382
IT equipment	246,543	19,807	(5,322)	—	25	1,352	262,405
Facilities	90,186	5,005	(2,949)	(285)	(137)	—	91,820
Machinery and equipment	25,776	5,445	(11,520)	186	3,610	24	23,521
Furniture and fixtures	24,754	1,123	(1,849)	1	3	118	24,150
Vehicles and airplane	43,586	97	(16,433)	87	(41)	—	27,296
Construction in progress	14,078	43,652	(7,410)	—	—	—	50,320
Right-of-use assets - Equipment	4,629	194	—	—	—	—	4,823
Right-of-use assets - Vehicles	31,547	18,171	(5,924)	—	—	—	43,794
Right-of-use assets - Offices	238,329	28,817	(61,314)	(211)	(171)	—	205,450
	2,217,699	692,206	(232,505)	(222)	3,289	1,494	2,681,961
Depreciation
Pin Pads & POS	(438,346)	(379,442)	77,320	—	—	—	(740,468)
IT equipment	(95,553)	(55,803)	5,968	—	(18)	—	(145,406)
Facilities	(25,066)	(13,497)	726	—	98	—	(37,739)
Machinery and equipment	(17,861)	(4,613)	3,792	—	111	—	(18,571)
Furniture and fixtures	(5,516)	(2,424)	890	—	(4)	—	(7,054)
Vehicles and airplane	(2,498)	(3,534)	3,593	—	2	—	(2,437)
Right-of-use assets - Equipment	(505)	(526)	—	—	—	—	(1,031)
Right-of-use assets - Vehicles	(14,187)	(13,125)	5,649	—	—	—	(21,663)
Right-of-use assets - Offices	(48,647)	(40,449)	22,682	—	—	—	(66,414)
	(648,179)	(513,413)	120,620	—	189	—	(1,040,783)

Property and equipment, net	1,569,520	178,793	(111,885)	(222)	3,478	1,494	1,641,178

10.4.	Depreciation and amortization charges

Depreciation and amortization expense has been charged to the consolidated statement of profit or loss as follows:

	2023	2022	2021

Cost of services	606,639	529,793	299,240
General and administrative expenses	229,394	226,353	161,331
Selling expenses	42,148	43,879	46,798
Other income (expenses), net	—	301	—
Depreciation and Amortization charges	878,181	800,326	507,369
Depreciation charge	585,311	513,413	310,630
Amortization charge (Note 11.3)	292,870	286,913	196,739
Depreciation and Amortization charges	878,181	800,326	507,369

10.5.	Impairment test

As of December 31, 2023, 2022 and 2021, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the Cash Generating Units (“CGUs”) level in connection with intangible assets and investments in associates (Note 11.4).

11.	Intangible assets

11.1.	Accounting policy

11.1.1.	Initial recognition

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by Management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets over the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

11.1.2.	Subsequent recognition

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2023 the Group holds only trademarks and patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.

The carrying amount of an intangible asset comprises of its cost net of accumulated amortization and any impairment losses recognized.

The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.

The amortization of intangible assets with definite lives is recognized in profit or loss as an expense consistent with the use of intangible assets.

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

11.1.3.	Impairment test

The Group performs the impairment test of the assets in the scope of IAS 36 - Impairment of assets when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Group subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.

Assets are tested individually, whenever possible, or allocated to CGU or group of CGUs. For the purpose of goodwill impairment testing, goodwill is allocated to the CGU or group of CGUs, which are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.

The impairment test consists of a comparison between (i) the carrying amount of the asset, CGU, or group of CGUs and (ii) its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the carrying amount exceeds the recoverable amount an impairment loss is recognized.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss as expenses consistent with the function of the impaired asset. Impairment losses can be reversed in future periods, except for impairment losses of goodwill.

See Note 11.4 for details in the model and key assumptions adopted in the annual goodwill impairment test.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

11.2.	Significant judgments, estimates and assumptions

11.2.1.	Estimated useful lives

Accounting for intangible assets require to estimate the useful life of those assets for amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

The Group evaluated the useful life of its intangible assets and concluded that no change of estimate of useful life and residual value of these assets was necessary for the year ended December 31, 2023.

The useful lives for the intangible assets are presented below:

Estimated useful lives (years)

Software	3 – 10
Customer relationship	2 – 34.5
Trademarks and patents	7 – 30.9
Non-compete agreement	5
Licenses	1 – 5

11.2.2.	Value in use calculation in the impairment test

The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

11.3.	Changes in Intangible assets

	2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (a)	2023

Cost
Goodwill - acquisition of subsidiaries	5,647,421	—	—	—	—	(10,358)	(2,160)	5,634,903
Customer relationship	1,793,405	6,285	(7,934)	—	—	—	1,940	1,793,696
Trademarks and patents	551,000	1	(2)	—	—	—	—	550,999
Software	1,162,311	220,627	(62,862)	23,160	681	(11,323)	2,104	1,334,698
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	66,820	254,664	(23,716)	(23,160)	—	—	—	274,608
Right-of-use assets - Software	88,254	34,163	(71,859)	—	—	—	—	50,558
	9,340,909	515,740	(166,373)	—	681	(21,681)	1,884	9,671,160
Amortization
Customer relationship	(278,032)	(70,690)	4,741	—	—	—	—	(343,981)
Trademarks and patents	(10,816)	(9,404)	1	—	—	—	—	(20,219)
Software	(337,935)	(184,397)	43,581	—	—	4,588	—	(474,163)
Non-compete agreement	(7,751)	(5,083)	—	—	—	—	—	(12,834)
Operating license	(6,108)	(16)	451	—	—	—	—	(5,673)
Right-of-use assets - Software	(67,935)	(23,280)	71,844	—	—	—	—	(19,371)
	(708,577)	(292,870)	120,618	—	—	4,588	—	(876,241)

Intangible assets net	8,632,332	222,870	(45,755)	—	681	(17,093)	1,884	8,794,919

(a) More details in Note 23.3.

	2021	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	2022
Cost
Goodwill - acquisition of subsidiaries	5,591,489	—	(22,774)	—	—	(12,111)	90,817	5,647,421
Customer relationship	1,747,444	21,075	(4,015)	—	—	(152)	29,053	1,793,405
Trademarks and patents	262,036	—	—	—	—	—	288,964	551,000
Software	1,066,470	207,086	(170,997)	17,117	1,754	(4,480)	45,361	1,162,311
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	12,443	—	(6,073)	—	—	(696)	—	5,674
Software in progress	43,960	43,115	(3,138)	(17,117)	—	—	—	66,820
Right-of-use assets - Software	72,463	16,728	(937)	—	—	—	—	88,254
	8,822,329	288,004	(207,934)	—	1,754	(17,439)	454,195	9,340,909
Amortization
Customer relationship	(217,090)	(73,897)	9,650	—	—	3,305	—	(278,032)
Trademarks and patents	(6,908)	(3,908)	—	—	—	—	—	(10,816)
Software	(264,399)	(174,358)	100,754	—	—	68	—	(337,935)
Non-compete agreement	(1,106)	(6,645)	—	—	—	—	—	(7,751)
Operating license	(10,854)	(3,801)	6,073	—	—	2,474	—	(6,108)
Right-of-use assets - Software	(44,454)	(24,304)	823	—	—	—	—	(67,935)
	(544,811)	(286,913)	117,300	—	—	5,847	—	(708,577)

Intangible assets, net	8,277,518	1,091	(90,634)	—	1,754	(11,592)	454,195	8,632,332

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

11.4.	Impairment test

As of December 31, 2023, and 2022, there were no indicators of impairment of finite-life intangible assets.

The Group performs its impairment test annually or more frequently if it observes an indication that a potential impairment exists by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2023, the Group defined four CGUs, for which significant goodwill had been allocated to two of them, as follows:

		As of October 31, 2023
CGU	Description	Goodwill allocated	Indefinite useful-life intangible assets allocated

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them, as capture, processing, transmission, and financial liquidation of transactions with debit and credit card, among other services.	444,140	14,497

CGU 2 – Software	This CGU includes the technology offering new solutions to customers related to the technology platform of the Group.	5,147,296	248,422

CGUs 3 and 4	Composed by other smaller CGUs defined as separate CGUs due to the specific service provided to customers which generate cash flows that are largely independent of the other Group’s CGUs.	44,535	2,962

The Group performed its annual impairment test as of October 31, 2023 (2022 – November 30) which did not result in the need to recognize impairment losses on the carrying amount of any of the CGUs. As from 2023, the Group changed the date of the mandatory annual impairment test for goodwill and indefinite useful-life intangible assets from November 30 to October 31 in order to better align the date with the timing of Company’s financial budgeting and forecasting cycle and to allow more time from the date of the test to the date of approval of financial statements.

The recoverable amount of the Group’s CGUs as of October 31, 2023 and as of November 30, 2022 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years in 2023 and 2022.

The key assumptions considered in value in use calculation for all of the Group’s CGUs are as follows:

•	Free cash flow to equity for the five years forecasted period.

•	Average annual growth rate of the free cash flows over the five-year forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.

•	Considered a pre-tax discount rate applied to discount future cash flows of between 11.73% and 13.75% (2022 – between 12.16% and 14.39%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.

•	Considered a perpetuity growth rate of 6.00% (2022 – 6.00%), based on long-term local inflation and real growth.

The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) a decrease of 10% in the value of the expected synergies between the CGU 1 – Financial services and the CGU 2 – Software, which impacts the free cash flow of those CGUs; (ii) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; (iii) an increase of 100 basis points in the pre-tax discount rate; and (iv) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow. The sensitivity analysis results did not indicate an impairment loss on the CGUs carrying amounts, except for the CGU 2 – Software in the scenario (iii) as described as follows.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The recoverable amount of the CGU 2 – Software exceeds it carrying amount by R$ 1,086,957. The Group would recognize an impairment loss of R$ 193,551 on goodwill allocated to this CGU if the pre-tax discount rate increased from 11.73% to 12.73%. A pre-tax discount rate up to 12.56% would not result in an impairment loss.

12.	Taxes payable

	2023	2022

Income tax (IRPJ and CSLL)(a)	366,366	223,764
Contributions over revenue (PIS and COFINS)(b)	76,719	51,065
Withholding income tax	43,238	27,582
Taxes on services (ISS)(b)	13,367	11,702
Withholding taxes from services taken(c)	5,392	6,802
Other taxes and contributions	9,217	8,190
	514,299	329,105

(a)	Some income from investment funds is only taxed when redemption occurs. Accordingly, on December 31, 2023, the amount of R$ 356,599 (R$ 208,939 on December 31, 2022) was recorded as income tax on an accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. An advance payment of income tax when due is recognized during the tax year as Recoverable taxes (Note 8).

(b)	PIS/COFINS and ISS are measured based on the revenues of the Brazilian entities of the Group and are recognized as a deduction to gross revenue.

(c)	Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with related parties:

	2023	2022	2021

Sales of services
Associates (legal and administrative services)(a)	153	86	23
Entity controlled by management personnel(b)	6	3	10
	159	89	33
Purchases of goods and services
Entity controlled by management personnel (b)	—	—	(1,531)
Associates (transaction services)(c)	(3,207)	(1,800)	(1,119)
Service provider	—	—	(440)
	(3,207)	(1,800)	(3,090)

(a)	Related to services provided to Trinks.

(b)	Related to consulting and management services with Genova Consultoria e Participações Ltda., travel services reimbursed to Zurich Consultoria e Participações Ltda and VCK Investment Fund.

(c)	Related mainly to expenses paid to Trinks, RH Software, APP and Tablet Cloud for consulting services, marketing expenses, sales commissions and software license to new customer’s acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

As of December 31, 2023, some officers and directors had subscribed to the Group’s banking solutions. The total amount recognized in Deposits from banking customers is R$ 253 (2022 – R$ 86).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

13.1.	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2023	2022

Loans to associate	2,512	3,932
Receivables from related parties	2,512	3,932

Comparative balances have been revised and certain balances due by parties at December 31, 2022 were no longer considered related parties.

As of December 31, 2023, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

13.2.	Key management personnel compensation

Management includes executive officers and members of Board of Directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any corresponding social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2023 and 2022, compensation expense was as follows:

	2023	2022	2021

Short-term benefits	64,904	45,169	13,621
Share-based payments (Note 20.4)	86,215	64,038	29,332
	151,119	109,207	42,953

14.	Provision for contingencies

14.1. Accounting policy

Some entities of the Group are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels.

Provisions for legal claims (labor, civil and tax) are recognized when (i) there is a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle such obligation; and (iii) a reliable estimate can be made of the amount of the obligation.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured by the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are recognized at the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation whenever the effect of the time value of money is material. The increase in the provision due to the passage of time is recognized as Financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.

14.2. Significant judgments, estimates and assumptions

As the litigation portfolio matures, the estimation of litigation outcomes is refined to assess the mores significant legal settlements. During 2023 two changes were introduced to the estimation methods:

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

March 2023 - The previous approach disclosed possible losses based solely on the total amount claimed in both civil and labor disputes. In March, 2023, a more sophisticated methodology was used that considers actual losses incurred by in similar cases. Under the revised criteria possible losses are based on the actual historical costs in the respective judicial courts for similar cases. In general, upon final determination, actual losses are a fraction of the total amounts claimed, and as a result, total possible civil and labor contingencies disclosed were reduced.

December of 2023 - The previous criteria considered a loss to be probable on a case-by-case basis which generally occurred once an adverse decision had been handed down for that lawsuit. In December 2023, the criteria was modified for individually non-significant lawsuits of a similar nature. Under the revised methodology, individually non-significant lawsuits of a similar nature such as a portfolio, are measured, grouped and provided to cover the losses based on the most recent 12-month average loss for these types of lawsuits. For individually significant losses or those of a non-repetitive nature, the Group continues to assess the probability and the amount of the losses considered probable on a case-by-case basis.

14.3.	Probable losses, provided for in the statement of financial position

The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2021	15,610	16,383	149,856	181,849
Additions	29,460	8,759	9,491	47,710
Reversals	(13,471)	(1,654)	(13,736)	(28,861)
Interest	2,030	1,239	16,208	19,477
Payments	(8,305)	(267)	(1,227)	(9,799)
Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	46,723	38,533	23,607	108,863
Reversals	(22,598)	(24,624)	(55,816)	(103,038)
Interest	3,846	3,218	19,613	26,677
Payments	(17,433)	(1,882)	(14,697)	(34,012)
Balance as of December 31, 2023	35,862	39,705	133,299	208,866

14.3.1.	Civil lawsuits

In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered individually significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 18,556 as of December 31, 2023 (2022 - R$ 15,082) and (ii) banking, totaling R$ 12,559 as of December 31, 2023 (2022 - R$ 6,355).

14.3.2.	Labor claims

In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.

14.4.	Possible losses, not provided for in the statement of financial position

The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the advice of the legal counsel, for which no provision was recognized:

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	2023	2022

Civil (a)	50,762	178,809
Labor (a)	2,179	238,523
Tax	181,163	140,658
Total	234,104	557,990

(a) Change in methodology (Note 14.2).

14.4.1.	Civil lawsuits

The Group is a party to several legal actions arising from its ordinary course of business. In this regard, civil lawsuits have been categorized according to the Group’s primary business domains, namely: (i) acquiring, amounting to R$ 9,239 as of December 31, 2023 (2022 - R$ 89,466); (ii) banking, amounting to R$ 672 as of December 31, 2023 (2022 - R$ 73,198); (iii) credit, amounting to R$ 1,481 as of December 31, 2023 (2022 - R$ 6,808) and (iv) software, amounting to R$ 28,412 as of December 31, 2023 (2022 - R$ 5,605).

For the acquiring business, there is a noteworthy lawsuit filed by a business partner who was responsible for a portion of the acquisition and referral of commercial establishments. The amount considered as a possible loss is R$ 10,706 as of December 31, 2023 (2022 - R$ 10,309). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 25,596 as of December 31, 2023 (2022 - R$ nil).

14.4.2. Labor claims

The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically concern revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Company’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.

14.4.3. Tax litigations

The nature of the tax litigations is summarized as follows:

An action for annulment of tax debts regarding the tax assessment issued by the State tax authorities alleging that the Group would have leased equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations are analogous to telecommunications services and therefore would be subject to State tax at the rate of 25% plus a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of December 31, 2023, the updated amount recorded as a probable loss is R$ 27,937 (2022 - R$ 24,715), and the amount of R$ 29,727 (2022 - R$ 28,130) is considered as a possible loss (contingency arising from the acquisition of Linx).

During 2002 and 2023, the Group received tax assessments issued by a municipal tax authority related to the allegedly insufficient payment of tax on services rendered. As of December 31, 2023, the updated amount of the claims is R$ 129,141 (2022 - R$ 93,605). The cases, classified as possible losses, are being challenged at the administrative level of the court.

14.5.	Judicial deposits

For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves required by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of December 31, 2023 is R$ 22,507 (2022 - R$ 17,682), which are included in Other assets in the non-current assets.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Equity

15.1.	Authorized capital

On December 31, 2023 and 2022, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

15.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

The changes in the number of shares during 2023, 2022 and 2021 are summarized below:

	Number of shares
	Class A	Class B	Total

At December 31, 2021	266,490,063	46,041,185	312,531,248
Conversions	27,292,415	(27,292,415)	—
Vested awards(a)	342,351	—	342,351
At December 31, 2022	294,124,829	18,748,770	312,873,599
Vested awards(b)	1,373,921	—	1,373,921
At December 31, 2023	295,498,750	18,748,770	314,247,520

(a)	In 2022 the Company delivered 226,691 RSUs, through the issuance of shares. Additionally, 115,660 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

(b)	In 2023 the Company delivered 1,373,921 shares, due to vesting of RSUs.

15.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

As of December 31, 2022, there was a reduction in treasury shares mainly due to: (a) the acquisition of Reclame Aqui, in which the company transferred, 1,977,391 class A common shares, previously held in treasury, to some of the selling shareholders; (b) the sale of 974,718 class A common shares shortly after being contributed by the Company as capital increase in Reclame Aqui; (c) delivery of vested awards of 281,359; and (d) other movements of 132,608.

On September 21, 2023, the Company's Board of Directors approved a new program under which the Company may repurchase up to R$ 300,000 in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Following the New Repurchase Program concluded in early November 2023, on November 9, 2023 the R$ 292,745 was used to repurchase shares. As a result, the Company's Board of Directors approved an additional share repurchase program. Under this program, the Company may repurchase up to R$ 1 billion in Class A common shares (“Additional Share Repurchase Program”).

As of December 31, 2023 the Company holds 5,311,421 Class A common shares in treasury (December 31, 2022 - 233,772). The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin, which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founders shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards (Note 20.4.1); (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares for the amount of R$ 292,745.

15.4.       Incentive shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, which entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of shares.

Incentive Shares are subject to a 10-year lock-up period; after that the shares are free and clear for transfer. If a participant ceases employment for any reason before the end of the 10-year lock-up period, the Company has the right (but not the obligation) to acquire the shares for the price originally paid by the participant less an applicable discount.

The incentives shares granted were classified and recognized as equity settled transaction. During 2023 and 2022, there were no repurchases of Class A common shares. The participants of the plan were granted 5,321,769 Incentive Shares. At December 31, 2023, there were still 325,407 shares subjected to the lock-up period (2022 - 488,107).

15.5. Other comprehensive income

Other comprhensive income (“OCI”) represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of December 31, 2023 and 2022:

	2023	2022

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Exchange differences on translation of foreign operations	(41,266)	(18,243)
Accounts receivable from card issuers at fair value	(348,529)	(413,398)
Unrealized loss on cash flow hedge	(197,188)	(261,366)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Fair value of equity instruments designated at fair value	254,353	252,441
Effects of hyperinflationary accounting	12,181	7,865
Total	(320,449)	(432,701)

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Earnings (loss) per share

16.1 Accounting policy

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the controlling shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share considers the number of shares outstanding for the purposes of Basic earnings (loss) plus (when dilutive) the number of potentially issuable shares computed following the treasury stock method, as required by IAS 33. All numbers of shares for the purpose of earning per share are the weighted average during each period presented.

For share-based transactions, a calculation is done to determine the number of shares that could have been acquired at fair value, considering the difference between (i) the number of shares issuable, reduced by the number of shares that could be purchased at the weighted average quoted market price during the period, with (ii) the proceeds to be obtained (if any) upon issuance of the shares. As per IAS 33, proceeds for share-based compensation instruments must include, as deemed proceeds, the amount to be recognized as compensation expense in profit and loss in future periods for such instruments.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed.

16.2 Numerator of earnings (loss) per share

In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2023	2022	2021

Net income (loss) attributable to controlling shareholders	1,592,065	(519,417)	(1,358,813)
Numerator of basic EPS	1,592,065	(519,417)	(1,358,813)

In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	2023	2022	2021

Numerator of basic EPS	1,592,065	(519,417)	(1,358,813)
Adjustments for expenses related to potential common shares included in the net income attributable to controlling shareholders(a)	(79,062)	—	—
Numerator of diluted EPS	1,513,003	(519,417)	(1,358,813)

(a)	Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions (Note 24.3). However, due to the loss for the year ended December 31, 2022 and 2021, these instruments have a non-diluting effect, therefore, they were not considered in the total numerator of diluted loss per share.

16.3 Basic and Diluted earnings (loss) per share

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2023, 2022 and 2021 (in thousands except share and per share amounts):

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	2023	2022	2021

Numerator of basic EPS	1,592,065	(519,417)	(1,358,813)

Weighted average number of outstanding shares	312,574,647	311,880,008	308,905,398
Weighted average number of contingently issuable shares with conditions satisfied	12,941	—	—
Denominator of basic EPS	312,587,588	311,880,008	308,905,398

Basic earnings (loss) per share - R$	5.09	(1.67)	(4.40)

Numerator of diluted EPS	1,513,003	(519,417)	(1,358,813)

Denominator of basic EPS	312,587,588	311,880,008	308,905,398
Share-based instruments(a) (Note 16.3.1)	6,679,569	—	—
Denominator of diluted EPS	319,267,157	311,880,008	308,905,398

Diluted earnings (loss) per share - R$	4.74	(1.67)	(4.40)

(a)	Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the years ended December 31, 2022 and 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

16.3.1 Detail of potentially issuable common shares for purposes of Diluted EPS

For the year ended 2023 the potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

2023

Shares issuable under share-based payment plans for which performance conditions have already been met	13,578,978
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(8,944,168)
Other total weighted average shares potentially issuable for no additional consideration	2,044,759
Share-based instruments	6,679,569

17.	Revenue and income

17.1.	Accounting policy

17.1.1.	Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group applies the following five steps:

•	Identification of the contract with a client;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the entity satisfies a performance obligation.

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The revenue from contracts with clients of the Company is presented as follows.

17.1.1.1. Transaction activities and other services

For financial solution, the Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (e.g., number of payment transactions processed). Therefore, the total consideration received for services provided to the client is variable despite the price for each transaction being specified by contract. The Group recognize the transaction fee at a point in time considering the contractual right to bill its clients for each processed transaction.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks. The Group does not bear the significant risks and rewards being an agent in those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees applied to card issuers and payment scheme networks. The Group generally has the right to increase its merchant discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear the credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

Other services mainly comprises:

•	Membership fee from customers is charged at one time for specific products for which there is not a recurring fee charged for the use of Pin Pads & POS. Revenue is recognized at agreement inception when all risks and benefits of the transaction are transferred to the customer and the Company obtains the contractual rights related to fee;

•	Fees charged to customers for services relate to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange represented by fees of transactions from other networks processed on credit and debit card issued by the Company), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and other transactions). The revenue is recognized at each transactions date.

17.1.1.2. Subscription services and Equipment rental

For software solution and equipment rental the Group’s core performance obligations are to provide: (a) recurring subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based, where the client has no right to end the contract and become the owner of the software, and revenues related to technological support, help desk, equipment rental and software hosting services; (b) non-recurring services, such as implementation services, personalization, training and other services; and (c) operating leases of electronic capture equipment to clients.

The Group has concluded that it is the principal for purposes of its revenue arrangements, because it controls the services before transferring them to the client.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

17.1.1.3. Contracts with multiple performance obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct (e.g., setup services and subscription fees in the same contract). When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions.

17.1.1.4. Costs to obtain and fulfill a contract

The Group incurs certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction for new customer contracts, for recurring customers these costs are not capitalized. The cost comprises mainly commissions to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2023, the Group had a carrying amount of R$ 190,239 (2022 – R$ 199,920) recognized under Other assets and R$ 110,035 (2022 – R$ 97,982 and 2021 – 101,008) as amortization recognized in the statement of profit or loss.

17.1.2.	Financial income

Comprised mainly of:

•	discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full when the amount is prepaid to the client;

•	interest income over floating account balances; and

•	interest income on loans.

A loans is considered in default if there is any indication that it will not be fully honored even if the loan is not in arrears.

Loans classified as Stage 1 or 2 have interest income recognized by applying the EIR to the gross carrying amount of the asset. Once loans are classified as Stage 3, differently from Stage 1 or 2, interest income is recognized by applying the EIR to the amortized cost balance (net of the corresponding allowance for expected credit losses) rather than to the gross carrying amount. If a loan impaired is subsequently cured, it is transferred from Stage 3, back to Stage 2 or Stage 1, or to stage 1, previously unrecognized interest is recognized in profit or loss.

17.1.3.	Other financial income

Comprises interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

17.1.4.	Deferred revenue

The Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. If billed amounts exceed services rendered plus recognized revenue, the difference is recorded in the statement of financial position as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities.”

The Group records deferred revenue for services paid by the clients but which have not yet been completed under the contract which are recognized in the statement of financial position as deferred revenue under “Other liabilities”.

The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss once the promised services are executed.

17.1.5.	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, they are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”)(a)	0.65% - 1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”)(a)	3.00% - 7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”)(b)	2.00% - 5.00%	2.00% - 5.00%,	—
Social security levied on gross revenue (“INSS”)(c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 17.3) against tax liabilities, the Company acts as the tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 8) and are offset on a monthly basis against Taxes payable (Note 12) and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 17.3 ) against tax liabilities, as the Company acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(c)	INSS is a social security charge usually levied on employees' wages. Companies in some economic sectors can calculate INSS based on their revenues. The subsidiaries Linx Sistemas, Equals, Hiper, Buy4, Vitta Tecnologia em Saúde S.A. and Questor have this option to pay INSS at a rate of 4.50% on gross revenue when this is a more favorable basis compared to social security tax on payroll regime.

17.2. Significant judgments, estimates and assumptions

17.2.1. Expected life of merchants

The Company estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.

The estimate is revised annually, and is related to the average time expected for the merchants to process transactions with the Group, over the customers' life cycles.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

17.3.	Timing of revenue recognition

Net revenue from transaction activities and other services and discount fees charged for the prepayment are recognized at a point in time. All other revenue and income are recognized over time.

Net revenue from transaction activities and other services includes R$ 315,919 of membership fees (2022 - R$ 230,584 and 2021 - R$ 132,007) and R$ 113,897 of registry business fee (2022 - R$ 164,280 and 2021 - R$ 110,821).

18.	Expenses by nature

	2023	2022	2021

Personnel expenses (Note 20.3)	2,731,089	2,508,567	1,489,245
Transaction and client services costs(a)	1,279,366	1,069,082	810,219
Depreciation and amortization (Note 10.4)	878,181	800,326	507,369
Marketing expenses and sales commissions(b)	772,910	632,137	420,818
Third party services	261,281	332,081	305,517
Mark-to-market on equity securities designated at FVPL (Note 6.3(b))	(30,574)	853,056	1,264,213
Other	188,288	262,658	192,439
Total	6,080,541	6,457,907	4,989,820

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(b)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

19.	Financial expenses, net

	2023	2022	2021

Finance cost of sale of receivables (Note 22.4)	3,195,130	2,463,298	690,344
Bonds (Note 6.8.2 e 6.9.1)	402,231	385,681	118,560
Other interest on borrowings and financing (Note 6.8.2)	293,210	548,009	381,916
Foreign exchange (gains) and losses	(13,580)	(3,958)	(4,368)
Other	122,474	121,709	82,606
Total	3,999,465	3,514,739	1,269,058

20.	Employee benefits

The Group offers a combination of fixed and variable compensation, each part of the mix defined based on the nature, scope and seniority of the different job positions, aligned to market practices.

Fixed compensation is payable in cash while variable compensation is paid in cash and/or by granting share-based instruments (as described below). Whereas the variable compensation for sales and operations teams is paid monthly or quarterly in cash, other teams are paid on an annual basis, which consists of a combination of cash payments (“cash bonus”) and share-based instruments with a four-year vesting schedule (“equity bonus”). The Group may also grant incentives as part of a hiring package to attract specific talent to the senior management team.

The Group have occasionally granted share-based instruments on an individual or collective basis to reward extraordinary performance (Special Recognition Equity Awards). Such special recognition equity awards are not part of the goals-based variable compensation but rather are granted unilaterally by the Company and have a vesting schedule and /or performance conditions defined on an ad-hoc basis.

The annual “equity bonus,” hiring bonus and special recognition equity awards are part of the Long-Term Incentive Plan (¨LTIP¨) that enables the grant of share-based instruments to employees and other service providers with respect to the Class A common shares.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

20.1.	Accounting policy

20.1.1.	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

20.1.2.	Share-based payment

The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy described above.

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the service period when the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the extent to which the vesting period has elapsed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of the instruments, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an instrument, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding share-based instruments is reflected as additional share dilution in the computation of diluted earnings per share (Note 16).

20.1.3.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. Bonus and profit-sharing payable in cash for each individual is determined based on the following factors: adjusted net income, corporate goals, department goals and individual performance assessment. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

20.2.	Significant judgments, estimates and assumptions

20.2.1.	Share-based payment

Estimating fair value for share-based instruments requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses the following methodologies to estimate fair value:

•	estimation of fair value based on equity transactions with third parties close to the grant date; and

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

20.3.	Employee benefits expenses

	2023	2022	2021

Wages and salaries	1,923,480	1,727,760	1,055,959
Social security costs	335,081	353,789	258,488
Profit-sharing and annual cash bonus	221,289	213,942	61,629
Share-based payments	251,239	213,076	113,169
	2,731,089	2,508,567	1,489,245

20.4.	Share-based payment plans

As detailed further below the Group has primarily two types of share-based instruments: Restricted Share Units (¨RSU¨) and Performance Share Units (¨PSU¨).

The Group goal-based annual equity bonus is granted entirely through RSUs for approximately 1,300 employees (circa. 8.5% of total employees). The special recognition equity awards are usually granted through a combination of RSUs and PSUs and about 200 employees (circa. 1.3% of total employees) currently have instruments outstanding.

While the majority of RSUs vesting is conditional only to a time condition, a small part vests also depending on certain Company level performance goals. Whereas all PSUs vestings are conditional to market conditions, namely Total Shareholder Return measured based on the quoted market price of the shares of StoneCo at the vesting date.

As of December 31, 2023 there are no instruments currently exercisable.

The table below outlines the different type of instruments outstanding and changes for the years ended as of December 31, 2023, 2022 and 2021.

	Equity
	RSU	PSU	Options	Total

Number of shares
Balance as of December 31, 2021	6,585,148	4,070,000	32,502	10,687,650
Granted	6,171,570	4,606,897	12,657	10,791,124
Issued	(700,092)	—	—	(700,092)
Cancelled	(549,405)	(1,356,530)	—	(1,905,935)
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
Granted	5,293,655	1,141,273	—	6,434,928
Issued	(2,149,169)	—	—	(2,149,169)
Cancelled	(2,222,150)	(156,592)	—	(2,378,742)
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764

20.4.1. Restricted share units ("RSU")

RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards (Note 20.4),with a weighted average vesting period of 2.9 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Information on the restricted shares is summarized below (amounts in R$):

	RSU
Granted year	Vesting period	Weighted average fair value(a)	Weighted average remaining expected life (years)	Number of Outstanding Awards

2018(b)	From 4 to 10 years of service	R$ 88.80	2.0	1,507,070
2019	From 5 to 10 years of service	R$ 136.08	1.4	12,997
2020	From 5 to 10 years of service	R$ 163.18	4.1	180,012
2021	From 1 to 10 years of service	R$ 348.49	4.9	1,153,100
2022	From 1 to 10 years of service	R$ 49.56	2.3	5,659,123
2023	From 1 to 9 years of service	R$ 52.22	2.8	3,917,255
				12,429,557

(a)	Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

(b)	All performance conditions related with this grant were already satisfied.

20.4.2.	Performance share units ("PSU")

PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards (Note 20.4), with a weighted average vesting period of 2.7 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.

The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the historical stock price of the Company and relevant peers. To estimate the number of awards that are considered vested for accounting purposes the calculation considers exclusively whether the service condition is met but TSR target attainment is ignored. If TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.

Information on the performance shares is as follows (amounts in R$);

	PSU
Granted year	Vesting conditions	Weighted average fair value	Volatility	Risk-free rate	Weighted average remaining expected life (years)	Number of Outstanding Awards

2021	5 years of service and achievement of a specified TSR	R$ 26.74	71.8%	0.82%	2,4	2,849,000
2022	From 2 to 5 years of service and achievement of a specified TSR	R$ 2.71	76.5% to 83.3%	2.18% to 4.34%	2,7	4,602,578
2023	From 1.4 to 5.3 years of service and achievement of a specified TSR	R$ 4.06	73.8% to 83.4%	3.95% to 5.60%	2,9	853,470
						8,305,048

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

20.4.3. Options

The Group has granted awards as stock options with an exercise date between three and ten years and a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.

Information on the stock options is summarized as follows (amounts in R$ and in USD):

	Options
Granted year	Vesting period	Weighted average fair value	Volatility	Remaining expected life (years)	Exercisable at year end	Exercise price	Number of Outstanding Awards

2018	From 5 to 10 years of service	R$ 59.59	50.00%	0.5 to 5.5	12,657	USD 24.00	39,999
2019	From 3 to 5 years of service	R$ 81.71	69.80%	1,5	1,935	USD 30.00	5,160
							45,159

20.4.4. Share-based payment expenses

The total expense, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 251,239 (2022 - R$ 213,076 and 2021 - R$ 113,169).

20.5.	Labor and social security liabilities

	2023	2022

Accrued annual payments and related social charges	435,915	398,891
Labor liabilities and related social charges	114,135	105,550
Total labor and social security liabilities	550,050	504,441
Current	515,749	468,599
Non-current	34,301	35,842

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Transactions with non-controlling interests

The main transactions of non-controlling interests with the controlling shareholders were:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to controlling shareholders	Consideration paid or payable to non-controlling interests

Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	—	—	—
Sale of subsidiary (b)	—	(1,220)	—	(1,220)
Non-controlling interests arising on a business combination (c)	—	50,252	—	—
For the year ended December 31, 2021	(229,607)	(28,879)	308,411	229,280

Transactions between subsidiaries and shareholders:
Transaction costs from subsidiaries	(60)	—	—	—
Equity transaction with non-controlling interests (d)	—	(20,928)	—	2,829
Non-controlling interests arising on a business combination (e)	—	3,849	—	—
For the year ended December 31, 2022	(60)	(17,079)	—	2,829

Transactions between subsidiaries and shareholders:
Equity transaction with non-controlling interests	—	49	—	—
Equity transaction related to put options over non-controlling interest	—	(3,904)	—	—
For the year ended December 31, 2023	—	(3,855)	—	—

(a)	On January 28, 2021, the Group acquired all the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction executed through a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE Participações S.A. shares paid part in cash in the amount of R$230,500 and part by the delivering of their PDCA shares. The number of STNE Participações S.A. shares delivered to Bellver was based on STNE Participações S.A. volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(b)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet Soluções para Restaurante S.A. (“Linked Gourmet”) shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet’s shareholder group. The amount of R$1,219 refers to the 41.9% held by non-controlling shareholders.

(c)	Arising from the business combination among the Group and: SimplesVet – R$12,424, VHSYS – R$19,858, Questor – R$8,233, Sponte – R$1,765, Creditinfo Caribbean - R$5,505 and MLabs – R$2,465.

(d)	On October 18, 2022, the Group lost control of its subsidiary StoneCo CI following a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on StoneCo CI is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of StoneCo CI. The amount of R$20,928 refers to shares held by non-controlling shareholders. On September 20, 2022, STNE Par fully acquired the non-controlling interest held by Sponte. The amount of R$2,829 refers to shares held by non-controlling shareholders.

(e)	Arising from the business combination Reclame Aqui and Hubcount.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Other disclosures on cash flows

22.1.	Non-cash operating activities

	2023	2022	2021

Fair value adjustment on loans designated at FVPL	(127,137)	(326,491)	(1,306,205)
Fair value adjustment on equity securities designated at FVPL (Note 6.3 (b)).	30,574	(853,056)	(1,264,213)
Fair value adjustment in financial instruments designated at FVPL	(96,563)	(1,179,547)	(2,570,418)

Changes in the fair value of accounts receivable from card issuers	(98,283)	253,181	303,156
Fair value adjustment on equity instruments/listed securities designated at FVOCI	1,912	(6,971)	216,465

22.2.	Non-cash investing activities

	2023	2022	2021

Property and equipment and intangible assets acquired through lease (Note 10.3 and 11.3)	67,417	63,910	92,802

22.3.	Non-cash financing activities

	2023	2022	2021

Unpaid consideration for acquisition of non-controlling shares	725	1,498	1,823
Settlement of loans with private entities	—	—	748,297
Shares of the Company delivered at Reclame Aqui acquisition	—	169,864	—

22.4.	Interest income received, net of costs

	2023	2022	2021

Interest income received on accounts payable to clients	5,962,063	4,521,948	2,269,214
Finance cost of sale of receivables on accounts receivable from card issuers (Note 19)	(3,195,130)	(2,463,298)	(690,344)
Interest income received, net of costs	2,766,933	2,058,650	1,578,870

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

22.5.	Property and equipment, and intangible assets

	2023	2022	2021

Additions of property and equipment (Note 10.3)	(656,876)	(692,206)	(1,086,113)
Additions of right of use (IFRS 16) (Note 10.3)	33,254	47,182	87,176
Payments from previous year	(176,835)	(51,614)	(33,353)
Purchases unpaid at year end	65,348	176,835	51,614
Prepaid purchases of POS	(1,135)	102,070	(102,314)
Purchases of property and equipment	(736,244)	(417,733)	(1,082,990)

Additions of intangible assets (Note 11.3)	(515,740)	(288,004)	(264,646)
Additions of right of use (IFRS 16) (Note 11.3)	34,163	16,728	5,626
Payments from previous year	(6,593)	(41,898)	—
Purchases unpaid at year end	14,117	6,593	41,898
Capitalization of borrowing costs	—	1,069	592
Issuance of shares for acquisition of assets	—	—	849
Purchases and development of intangible assets	(474,053)	(305,512)	(215,681)

Net book value of disposed assets (Notes 10.3 and 11.3)	96,664	202,519	161,902
Net book value of disposed Leases	(21,225)	(52,164)	(14,474)
Loss on disposal of property and equipment and intangible assets	(66,200)	(25,347)	(136,104)
Disposal of Creditinfo property, equipment and intangible assets, including goodwill	—	(61,316)	—
Disposal of Linked's property, equipment and intangible assets, including goodwill	—	—	(11,224)
Disposal of Cappta property, equipment and intangible assets	1,767	—	—
Outstanding balance	(10,470)	(36,684)	—
Proceeds from disposal of property and equipment and intangible assets	536	27,008	100

23.	Business combinations

23.1.	Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and frequently values the assets acquired and liabilities assumed with the assistance of independent specialists. When the valuation is finalized, the Company recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriated.

Subsequent to the initial recognition of property and equipment and intangible assets identified, the Company records the depreciation and amortization over the useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.

Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

Any contingent consideration to be transferred by the acquirer is recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability is recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less than any accumulated impairment losses. Goodwill indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired (Note 11.4).

23.2.	Significant judgments, estimates and assumptions

The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.

23.3.	Acquisitions in 2022 – assessments concluded in 2023

In 2022, the Group, through its subsidiary Questor acquired control of Hubcount. The acquisition of this company was measured in 2022 based on preliminary assessments and included in the December 31, 2022 consolidated financial statements. The assessments were completed in the first quarter of 2023. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2022) and the final assessments are presented below.

23.3.1. Financial position of the businesses acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

23.3.1.1. Hubcount

Fair value	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on December 31, 2023)

Cash and cash equivalents	36	—	36
Trade accounts receivable	235	—	235
Recoverable taxes	42	—	42
Property and equipment	205	—	205
Intangible assets - Customer relationship(a)	—	1,940	1,940
Intangible assets - Software(a)	—	2,104	2,104
Other assets	460	—	460
Total assets	978	4,044	5,022

Trade accounts payable	79	—	79
Labor and social security liabilities	313	—	313
Taxes payable	41	—	41
Deferred tax liabilities	—	1,375	1,375
Other liabilities	87	—	87
Total liabilities	520	1,375	1,895

Net assets and liabilities(b)	458	2,669	3,127
Consideration paid (Note 23.3.3)	10,615	509	11,124
Goodwill	10,157	(2,160)	7,997

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 23.3.2.

(b)	The net assets recognized in the December 31, 2022 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Hubcount. The valuation had not been completed by the date the 2022 financial statements were approved for issue by the Board of Directors. In the first quarter of 2023, the valuation was completed.

23.3.2. Intangible assets recognized from business combinations

The assumptions used in the measurement of fair value of intangible assets identified in the business combination are as below.

23.3.2.1. Customer relationship

Hubcount

Amount	1,940
Method of evaluation	MEEM (*)
Estimated useful life (a)	7 years and 2 months
Discount rate (b)	15.3%
Source of information	Acquirer’s management internal projections

(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

23.3.2.2. Software

Hubcount

Amount	2,104
Method of evaluation	Relief from royalties
Estimated useful life(a)	5 years
Discount rate(b)	15.3%
Source of information	Historical data
(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

23.3.3.	Consideration paid

The consideration paid on business combination comprises the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.

23.3.3.1. Hubcount

	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on December 31, 2023)

Cash consideration paid to the selling shareholders	7,500	—	7,500
Cash consideration to be paid to the selling shareholders	3,000	(341)	2,659
Call option	—	(1,534)	(1,534)
Non-controlling interest in the acquiree	115	667	782
Contingent consideration(a)	—	1,717	1,717
Total	10,615	509	11,124
(a)	Refers to contingent consideration that may be paid in 2024, based on predetermined formulae which consider mainly the net revenue of Hubcount for 2023.

24.	Segment information

24.1.	Accounting policy

In line with the strategy and organizational structure of the Group, two reportable segments, “Financial Services” and “Software” and certain non-allocated activities, are presented:

•	Financial services: Comprised of the financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.

•	Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.

•	Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”) about the performance of each segment.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

The measurement of Adjusted net income (loss) from January 1, 2023 no longer excludes share-based compensation expenses in the segmented statement of profit or loss. Also, from April 1, 2022 it no longer excludes bond issuance expenses in the segmented statement of profit or loss. Hence, the statement of profit or loss as from January 1, 2023 include the share-based and bond issuance expenses in the segmented Statement of Profit or Loss. Information of prior periods have been retroactively adjusted to reflect the new criteria as presented below. The effect in Adjusted net income (loss) of no longer excluding share-based compensation expenses from January 1, 2023 to December 31, 2023 amounts to R$ 31,487.

24.2.	Segmented Statement of Profit or Loss

	2023
	Financial Services	Software	Non allocated

Total revenue and income	10,495,422	1,492,206	67,375

Cost of services	(2,309,021)	(670,878)	(2,859)
Administrative expenses	(729,204)	(290,494)	(32,676)
Selling expenses	(1,373,202)	(304,448)	(20,626)
Financial expenses, net	(3,902,800)	(50,383)	(930)
Other income (expenses), net	(383,150)	(25,652)	(481)
Total adjusted expenses	(8,697,377)	(1,341,855)	(57,572)

Loss on investment in associates	(4,608)	446	(17)
Adjusted profit before income taxes	1,793,437	150,797	9,786

Income taxes and social contributions	(356,803)	(36,953)	(2,768)
Adjusted net income for the year	1,436,634	113,844	7,018

	2022
	Financial Services	Software	Non allocated

Total revenue and income	8,083,548	1,419,841	85,555

Cost of services	(1,987,522)	(670,154)	(12,076)
Administrative expenses	(640,772)	(314,267)	(39,666)
Selling expenses	(1,245,266)	(245,071)	(20,903)
Financial expenses, net	(3,426,148)	(56,176)	(1,067)
Other income (expenses), net	(296,785)	(18,267)	(24,659)
Total adjusted expenses	(7,596,493)	(1,303,935)	(98,371)

Loss on investment in associates	(409)	(1,355)	(1,825)
Adjusted profit (loss) before income taxes	486,646	114,551	(14,641)

Income taxes and social contributions	(124,857)	(49,811)	(1,352)
Adjusted net income (loss) for the year	361,789	64,740	(15,993)

Additional information:
Share-based compensation, net of tax	112,772	2,124	101
Bond expenses	80,559	—	—
Previously reported adjusted net income (loss) for the year (as reported in the year)	555,120	66,864	(15,892)

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	2021
	Financial Services	Software	Non allocated

Total revenue and income	4,090,995	686,267	46,499

Cost of services	(1,328,281)	(370,854)	(14,693)
Administrative expenses	(439,683)	(180,819)	(24,314)
Selling expenses	(887,009)	(114,591)	(10,944)
Financial expenses, net	(1,209,830)	(36,936)	(58)
Other income (expenses), net	(171,185)	(10,016)	(3,878)
Total adjusted expenses	(4,035,988)	(713,216)	(53,887)

Loss on investment in associates	(941)	(48)	(9,448)
Adjusted profit (loss) before income taxes	54,066	(26,997)	(16,836)

Income taxes and social contributions	39,413	(7,061)	(2,557)
Adjusted net income (loss) for the year	93,479	(34,058)	(19,393)

Additional information:
Share-based compensation, net of tax	44,691	12	—
Bond expenses	118,560	—	—
Previously reported adjusted net income (loss) for the year (as reported in the year)	256,730	(34,046)	(19,393)

24.3.	Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2023	2022	2021

Adjusted net income – Financial Services	1,436,634	361,789	93,479
Adjusted net income (loss) – Software	113,844	64,740	(34,058)
Adjusted net income (loss) – Non allocated	7,018	(15,993)	(19,393)
Segment adjusted net income	1,557,496	410,536	40,028

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	30,574	(853,056)	(1,264,213)
Amortization of fair value adjustment (a)	(92,399)	(138,601)	(89,100)
Gain on previously held interest in associate	—	—	15,848
Other expenses (b)	78,623	17,810	(118,323)
Tax effect on adjustments	26,126	36,915	38,412
Consolidated net income (loss)	1,600,420	(526,396)	(1,377,348)

(a)	Related to acquisitions. Consists of expenses resulting from the changes in the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, M&A and, earn-out interests related to acquisitions, loss of control of subsidiaries and reversal of litigation of Linx. As mentioned above, Bond issuance expenses was part of the criteria from adjusted net income used up to December 31, 2022, The effect in Adjusted net income of no longer excluding Bond issuance expenses from January 1, 2022 to December 31, 2022 amounts to R$ 80,559 (2021 - R$ 118,560).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Subsequent events

Sociedade de Crédito, Financiamento e Investimento (“SCFI”)

On January 5, 2024, the Group received from BACEN a license to operate a financial services company (“Financeira”) under the legal format of a Stone Sociedade de Crédito, Financiamento e Investimento S.A. (“SCFI”). This license enables the SCFI to develop and offer a range of new products, such as time deposits to improve and diversify the funding sources of the Group.

****